As filed with the Securities and Exchange Commission on May 29, 2008

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AMERICANWEST BANCORPORATION	AMERICANWEST CAPITAL TRUST IV
(Exact Name of Co-Registrants as Specified in Charters)

Washington	Delaware
(State or other jurisdiction of incorporation or organization)	(State or other jurisdiction of incorporation or organization)
91-1259511	26-6394122
(I.R.S. Employer Identification Number)	(I.R.S. Employer Identification Number)

41 W. RIVERSIDE AVENUE

SUITE 400

SPOKANE WA 99201-3631

(509) 467-6993

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Co-Registrants’ Principal Executive Offices)

Jay B. Simmons

Executive Vice President and General Counsel

41 West Riverside Avenue, Suite 400

Spokane, Washington 99201

(509) 467-6993

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service for Co-Registrants)

Copies to:

Andrew H. Ognall, Esq. Foster Pepper LLP 601 SW Second Avenue, Suite 1800 Portland, Oregon 97204 Telephone: (503) 221-2207 Facsimile: (503) 221-1510	Stephen M. Klein, Esq. Graham & Dunn P.C. Pier 70, 2801 Alaskan Way, Suite 300 Seattle, Washington 98121-1128 Telephone: (206) 340-9648 Facsimile: (206) 340-9599

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box:  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Capital Securities of AmericanWest Capital Trust IV	3,450,000 securities	$10.00	$34,500,000	$1,355.85
. % Fixed Rate Junior Subordinated Debt Securities due 2038 of AmericanWest Bancorporation(2)(3)(4)	—	—	—	—
Guarantee of Capital Securities(2)(3)(5)	—	—	—	—

(1)	Includes 450,000 securities that may be sold by AmericanWest Capital Trust IV to cover over-allotments.
(2)	The registration fee is calculated in accordance with Rule 457.
(3)	This Registration Statement is deemed to cover the . % fixed rate junior subordinated debentures due 2038 of AmericanWest Bancorporation, the rights of holders of the debentures under the indenture, and the rights of holders of the capital securities under the trust agreement and the guarantee.
(4)	The . % fixed rate junior subordinated debentures due 2038 will be purchased by AmericanWest Capital Trust IV with the proceeds of the sale of the capital securities. The debentures may later be distributed for no additional consideration to the holders of the capital securities of AmericanWest Capital Trust IV upon its dissolution and the distribution of its assets.
(5)	No separate consideration will be received for the guarantee.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus — Subject to completion, dated May     , 2008

3,000,000 Capital Securities

AmericanWest Capital Trust IV

  .    % Capital Securities

(Liquidation Amount $10.00 per Capital Security)

Fully and Unconditionally Guaranteed, to the Extent Described in this Prospectus, by

AmericanWest Capital Trust IV is offering 3,000,000 capital securities at $10.00 per capital security. The capital securities represent an indirect interest in the fixed rate   .    % junior subordinated debentures of AmericanWest Bancorporation. The debentures have the same payment terms as the capital securities and will be purchased from AmericanWest Bancorporation by AmericanWest Capital Trust IV using the proceeds from its offering of the capital securities. The Trust may redeem the capital securities at any time on or after                     , 2013, or earlier as described in this prospectus. The capital securities mature on                     , 2038.

AmericanWest Bancorporation expects that the capital securities will be quoted and traded on the Nasdaq Global Select Market under the symbol “AWBT” within 30 days following the initial issuance, and that trading in the capital securities will begin on or prior to delivery of the capital securities.

Investing in the capital securities involves risks. See “ Risk Factors” beginning on page 10.

The capital securities are not savings accounts, deposits or obligations of any bank and are not insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation or any other governmental agency.

	Per Capital Security		Total
Public Offering Price		$10.00		$30,000,000
Underwriting commission to be paid by AmericanWest Bancorporation		$0.	$
Proceeds to AmericanWest Capital Trust IV	$		$

This is a firm commitment underwriting. The underwriters have been granted a 30-day option to purchase up to an additional 450,000 capital securities to cover over-allotments, if any.

The capital securities will be ready for delivery in book-entry form through The Depository Trust Company on or about                     , 2008.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

SANDLER O’NEILL + PARTNERS, L.P.	HOWE BARNES HOEFER & ARNETT

The date of this prospectus is                     , 2008

You should only rely on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.

This prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities other than the capital securities to which it relates.

[FINANCIAL CENTER MAP / OTHER GRAPHIC]

References in this prospectus to “we,” “us,” “the Company,” “AmericanWest,” and “our” refer to AmericanWest Bancorporation and its consolidated subsidiaries, unless otherwise specified. As used in this prospectus, “Bank” refers to AmericanWest Bank, and “Trust” refers to AmericanWest Capital Trust IV.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all of the information that is important to you. You should read the more detailed information set forth in this prospectus in addition to our financial statements and the other information that are incorporated by reference in this prospectus. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their option to purchase additional capital securities to cover over-allotments.

AmericanWest Bancorporation

AmericanWest Bancorporation, organized in 1983, is a Washington corporation registered as a bank holding company, and is headquartered in Spokane, Washington. Its principal business is to serve as a holding company for its subsidiary bank, AmericanWest Bank. At March 31, 2008, we had total assets of $2.1 billion, total deposits of $1.6 billion and stockholders’ equity of $251 million.

Until 2007, our banking operations were centered in eastern and central Washington and northern Idaho, with a loan production office in Utah. On April 1, 2007, we expanded our market area when we completed a merger with Provo, Utah-based Far West Bancorporation and its principal operating subsidiary, Far West Bank. Far West Bank had 16 branches in seven counties throughout Utah. All of the Bank’s operations in Utah do business as Far West Bank, a division of AmericanWest Bank. The Bank also opened a financial center in downtown Salt Lake City during 2007. The Bank initially entered the Utah market in 2006 with the opening of a loan production office in suburban Salt Lake City. On March 15, 2006, we completed a merger with Columbia Trust Bancorp and its principal operating subsidiary, Columbia Trust Bank, headquartered in Pasco, Washington. Columbia Trust Bank had branches located in Pasco, Kennewick, Sunnyside and Yakima, Washington through which it provided commercial banking services.

In addition to the Bank, we have four statutory trust subsidiaries, which we formed for the sole purpose of issuing capital securities. AmericanWest Statutory Trust I and Columbia Trust Statutory Trust I are Connecticut trusts, and AmericanWest Capital Trust II and AmericanWest Capital Trust III are Delaware trusts. Each of these statutory trusts are special purpose entities created to issue capital securities and purchase subordinated debentures from us, which debentures will rank equally with the subordinated debentures backing the capital securities which are being offered by this prospectus. The aggregate outstanding principal amount of our subordinated debentures was $41.2 million as of March 31, 2008.

Our principal executive offices are located at 41 West Riverside Avenue, Suite 400, Spokane, Washington; telephone number: (509) 467-6993.

AmericanWest Bank

AmericanWest Bank, a Washington state-chartered bank founded in 1974, operates in eastern and central Washington and northern Idaho and Utah. The Bank does business in Utah as “Far West Bank.” The deposits of the Bank are insured by the Federal Deposit Insurance Corporation, or “FDIC,” up to the applicable limits. The Bank operates through 46 full-service financial centers in eastern and central Washington and northern Idaho and 18 full-service financial centers in Utah. The Bank’s business consists mainly of gathering deposits and providing loans to enable its customers to meet their financial objectives.

The Bank offers a full range of financial services to commercial and consumer customers, including industrial and agricultural enterprises, government entities, not-for-profit entities, and individuals. These services include short-term and medium-term loans, revolving credit lines, inventory and accounts receivable financing, mortgages, savings programs, checking accounts, personal loans, and bank credit cards, as well as a variety of account access programs such as debit cards, online banking and online bill payment. The Bank’s services are primarily directed to the communities in which its branches are located and are targeted at the needs of commercial, private banking and consumer customers in these communities.

The Bank offers a variety of deposit accounts designed to attract both short term and long term deposits from its retail and business customers. Including checking accounts, negotiable order of withdrawal (NOW) accounts, money market deposit accounts (MMDA), savings accounts and time deposits. Interest bearing accounts earn interest at rates established by the Bank’s management based on competitive market factors and management’s desire to increase or decrease certain deposit types or maturities of deposits based on anticipated future funding needs. The Bank places significant emphasis on attracting low cost-of-funds deposits through targeted marketing for checking and money market deposit account balances.

The Bank offers services that provide customers convenient access and have a positive impact on the Bank’s non-interest income through fee generation. Commercial services include Automated Clearing House Network (ACH) origination, merchant bankcard services, sweep accounts and currency services. Additional services offered to both consumers and business customers include ATM and debit cards, wire transfers, official checks and money orders, online banking and bill payment, safe deposit boxes and night deposit boxes. In addition, the Bank generates non-interest income and interest income by offering both consumer and business credit card products.

AmericanWest Capital Trust IV

AmericanWest Capital Trust IV, a Delaware statutory trust, is a newly formed subsidiary of AmericanWest Bancorporation. Upon issuance of the capital securities offered by this prospectus, the purchasers in this offering will own all of the issued and outstanding capital securities of the Trust. In exchange for our capital contribution to the Trust, we will own all of the common securities of the Trust. The capital securities and common securities are being issued pursuant to the terms of an Amended and Restated Declaration of Trust, or “trust agreement.” The Trust exists exclusively for the following purposes:

•	issuing and selling the capital securities to the public for cash;

•	issuing and selling the common securities to us;

•	investing the proceeds from the sale of the capital and common securities in an equivalent amount of . % fixed rate junior subordinated debentures due , 2038, to be issued by us; and

•

engaging in activities that are incidental to those listed above, such as receiving payments on the capital securities, making distributions to security holders, furnishing notices and performing other administrative tasks.

AmericanWest Capital Trust IV’s address is 41 West Riverside Avenue, Suite 400, Spokane, Washington; telephone number: (509) 467-6993.

The Offering

The issuer	AmericanWest Capital Trust IV

The guarantor	AmericanWest Bancorporation

Securities being offered	3,000,000 capital securities, which represent preferred undivided beneficial interests in the assets of the Trust. Those assets will consist solely of the debentures and payments received on the debentures.

The Trust will sell the capital securities to the public for cash. The Trust will use that cash to buy the debentures from us.

Offering price	$10.00 per capital security

When the Trust will pay distributions to you	Your purchase of the capital securities entitles you to receive cumulative cash distributions at a . % annual rate. Distributions will accumulate from the date the Trust issues the capital securities and are to be paid quarterly on March [15], June [15], September [15] and December [15] of each year, beginning on [15], 2008. The record date for distributions on the capital securities will be 15 days prior to the distribution date. We may defer the payment of cash distributions, as described below, under the section captioned “We have the option to extend the interest payment period.”

When the capital securities must be redeemed	The capital securities will mature and must be redeemed on [15], 2038. We have the option, however, to shorten the maturity date to a date not earlier than [15], 2013. We will not shorten the maturity date unless we have received the prior approval of the Board of Governors of the Federal Reserve System, if required by law or regulation.

Redemption before , 2038 is possible	The Trust must redeem the capital securities (i) when the debentures are paid at maturity, or (ii) if the debentures are redeemed prior to maturity, in whole or in part, to the extent the debentures are redeemed. We may redeem all or part of the debentures at any time on or after [15], 2013.

In addition, we may redeem all of the debentures, at any time, if:

•

existing laws or regulations, or the interpretation or application of these laws or regulations, change, causing the interest we pay on the debentures to no longer be deductible by us for federal income tax purposes, or causing the Trust to become subject to federal income tax or to becomes required to pay or withhold from distributions other taxes or governmental charges;

•	existing laws or regulations change, requiring the Trust to register as an investment company; or

•

the capital adequacy guidelines of the Federal Reserve or other applicable regulatory authority change so that the capital securities no longer qualify as Tier I or Tier II capital to the extent such capital securities would currently so qualify or will qualify under the current framework of the revised Federal Reserve Board capital guidelines to become effective on March 31, 2009.

We may also redeem the debentures at any time, and from time to time, in an amount equal to the liquidation amount of any capital securities we purchase, plus a proportionate amount of common securities, but only in exchange for a like amount of the capital securities and common securities that we then own. Redemption of the debentures prior to maturity will be subject to the prior approval of the Federal Reserve, if approval is then required by law or regulation. If your capital securities are redeemed by the Trust, you will receive the liquidation amount of $10.00 per capital security, plus any accrued and unpaid distributions to the date of redemption.

We have the option to extend the interest payment period	The Trust will rely solely on payments made by us under the debentures to pay distributions on the capital securities. As long as we are not in default under the indenture relating to the debentures, we may, one or more times, defer interest payments on the debentures for up to 20 consecutive quarterly interest payment dates, but not beyond , 2038. If we defer interest payments on the debentures:

•	the Trust will also defer distributions on the capital securities;

•	the distributions you are entitled to will accumulate; and

•	these accumulated distributions will earn interest at an annual rate of .00% compounded quarterly until paid.

At the end of any deferral period, we will pay to the Trust all accrued and unpaid interest under the debentures. The Trust will then pay all accumulated and unpaid distributions to you.

You will still be taxed if distributions on the capital securities are deferred	If a deferral of payment occurs, you must recognize the amount of the deferred distributions as income for federal income tax purposes in advance of receiving the actual cash distributions, even if you are a cash basis taxpayer.

Our guarantee of payment	Our obligations described in this prospectus, in the aggregate, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of the Trust under the capital securities. Under the guarantee agreement, we guarantee that the Trust will use its assets to pay the distributions on the capital securities and the liquidation amount upon liquidation of the Trust.

However, the guarantee does not apply when the Trust does not have sufficient funds to make the payments. If we do not make payments on the debentures, the Trust will not have sufficient funds to make payments on the capital securities. In this event, your remedy is to institute a legal proceeding directly against us for enforcement of payments under the debentures.

We may distribute the capital securities directly to you	We may, at any time, dissolve the Trust and distribute the debentures to you, subject to the prior approval of the Federal Reserve, if required by law or regulation.

If we distribute the debentures, we will use our best efforts to either designate the debentures on the Nasdaq Global Select Market or to list them on a national securities exchange, if the capital securities are then included or listed.

How the securities will rank in right of payment	Our obligations under the capital securities, debentures and guarantee are unsecured and will rank as follows with regard to right of payment:

•

except in the event of default, the capital securities will rank equally with the common securities of the Trust. The Trust will pay distributions on the capital securities and the common securities pro rata. If we default with respect to the debentures, then no distributions on the common securities of the Trust or our common stock will be paid until all accumulated and unpaid distributions on the capital securities have been paid;

•

the capital securities will rank equally with the capital securities previously issued by AmericanWest Statutory Trust I, Columbia Trust Statutory Trust I, AmericanWest Capital Trust II and AmericanWest Capital Trust III;

•	our obligations under the debentures and the guarantee are unsecured and generally will rank junior in priority to our existing and future senior and subordinated indebtedness; and

•	because we are a holding company, the debentures and the guarantee will effectively be subordinated to all depositors’ claims, as well as existing and future liabilities of our subsidiaries.

Voting rights of the capital securities	Except in limited circumstances, holders of the capital securities will have no voting rights.

Proposed NASDAQ symbol	We have applied to have the capital securities listed on the Nasdaq Global Select Market under the symbol “AWBT.” We cannot assure you that an active public market in the capital securities will develop or be maintained.

You will not receive certificates	The capital securities will be represented by a global security that will be deposited with and registered in the name of The Depository Trust Company, New York, New York, or its nominee. As a result, you will not receive a certificate for the capital securities, and your beneficial ownership interests will be recorded through the DTC book-entry system.

How the proceeds of this offering will be used	The Trust will invest all of the proceeds from the sale of the capital securities in the debentures. We estimate that the net proceeds to us from the sale of the debentures to the Trust, after deducting underwriting expenses and commissions, will be approximately $ . million. We expect to use all but approximately $6.0 to $7.0 million of the proceeds from the sale of the debentures to increase the Bank’s regulatory capital to support the Bank’s operations by downstreaming the remainder of the proceeds to the Bank. The $6.0 to $7.0 million retained by AmericanWest will be used for general corporate purposes and, if necessary, for debt service, unless the Bank’s regulators require all or a portion of this amount to be downstreamed to the Bank.

Regulatory aspects	We are subject to various regulatory capital requirements administered by federal banking agencies. In determining to conduct the offering and the amount to be raised, we considered as a factor regulatory capital guidelines and our capital levels in light of recent loan losses, the level of nonperforming assets and the economic environment in which we operate.

Before purchasing the capital securities being offered, you should carefully consider the “Risk Factors” beginning on page 10.

Summary Consolidated Historical Financial Data

The following is selected consolidated financial data of AmericanWest Bancorporation as of and for the three-month periods ended March 31, 2008 and 2007 and as of and for each of the years in the five-year period ended December 31, 2007.

The selected unaudited consolidated historical financial data for AmericanWest Bancorporation as of and for the three-month periods ended March 31, 2008 and 2007 are derived from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q filed with the SEC on May 6, 2008, and our other financial records as of and for the period ended March 31, 2008 and, in our opinion, such financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the data for those periods. Our results of operations for the three months ended March 31, 2008 may not be indicative of results that may be expected for the full fiscal year. The selected consolidated historical financial data for each of the last five fiscal years are derived from our audited consolidated financial statements included in the 2007 Annual Report on Form 10-K filed with the SEC on March 4, 2008. The summary below should be read in conjunction with our unaudited consolidated financial statements, and the related notes thereto, and the other detailed information included in our Quarterly Report on Form 10-Q for the period ended March 31, 2008 and our audited consolidated financial statements, and the related notes thereto, and the other detailed information included in our 2007 Annual Report on Form 10-K.

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
($ in thousands, except per share amounts)	2008	2007	2007	2006	2005	2004	2003
Statements of Operations
Net interest income	$21,287	$14,734	$84,089	$60,286	$53,987	$59,720	$55,618
Loan losses provision (benefit)	12,800	(33)	17,341	5,376	2,092	13,054	6,225
Non-interest income	4,220	2,405	16,097	9,275	8,383	9,247	7,320
Non-interest expense	45,783	13,800	70,548	52,198	41,408	42,738	35,219

Income before income tax provision (benefit)	(33,076)	3,372	12,297	11,987	18,870	13,175	21,494

Income tax provision (benefit)	(1,519)	1,187	3,759	4,357	4,998	3,670	7,508

Net income (loss)	$(31,557)	$2,185	$8,538	$7,630	$13,872	$9,505	$13,986

Basic earnings (loss) per common share	$(1.83)	$0.19	$0.54	$0.68	$1.33	$0.93	$1.39
Diluted earnings (loss) per common share	$(1.83)	$0.19	$0.54	$0.67	$1.31	$0.91	$1.34
Basic weighted average shares outstanding	17,206	11,413	15,766	11,183	10,407	10,185	10,046
Diluted weighted average shares oustanding	17,206	11,541	15,864	11,355	10,594	10,479	10,474
Statements of Condition
Securities	$77,673	$40,156	$66,985	$39,518	$31,364	$28,511	$38,163
Total assets	2,108,177	1,458,646	2,120,245	1,416,528	1,109,600	1,048,994	1,023,907
Gross loans:
Commercial real estate	579,443	528,173	580,627	529,699	427,368	325,637	326,437
Construction, land development and other land	525,547	264,586	523,913	230,313	158,289	221,095	167,614
Commercial and industrial	316,456	212,628	321,638	200,217	172,402	155,939	143,099
Agricultural	139,791	135,223	157,196	155,433	126,044	140,896	143,780
Residential real estate	149,150	94,110	153,043	86,371	59,226	52,784	60,788
Installment and other	45,485	13,442	31,455	18,853	19,554	31,523	34,672

Total gross loans	1,755,872	1,248,162	1,767,872	1,220,886	962,883	927,874	876,390

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
($ in thousands, except per share amounts)	2008	2007	2007	2006	2005	2004	2003
Deposits	1,582,005	1,167,148	1,529,427	1,123,939	897,430	894,798	871,125
Borrowings	253,267	123,029	285,902	126,686	81,847	40,933	47,781
Stockholders’ equity	$250,840	$154,731	$283,987	$152,037	$121,477	$105,075	$96,198
Financial Ratios
Return on average assets	-5.98%	0.63%	0.45%	0.58%	1.29%	0.88%	1.47%
Return on average equity	-44.58%	5.75%	3.36%	5.33%	12.34%	9.37%	15.87%
Net interest margin(1)	4.62%	4.69%	5.09%	5.06%	5.47%	6.04%	6.36%
Non-interest income to average assets	0.80%	0.70%	0.85%	0.71%	0.78%	0.85%	0.77%
Non-interest expense to average assets	8.68%	3.99%	3.74%	3.99%	3.87%	3.94%	3.71%
Efficiency ratio	176.0%	78.8%	66.9%	73.6%	66.0%	61.6%	55.6%
Capital Ratios
Cash dividends declared per share	$0.04	$0.03	$0.15	$0.09	$—	$—	$—
Cash dividend payout ratio	-2.2%	15.7%	27.8%	13.2%	—	—	—
Book value per share	$14.58	$13.54	$16.51	$13.35	$11.58	$10.23	$10.45
Tangible book value per share	$7.78	$10.02	$8.09	$9.79	$10.20	$8.80	$8.83
Ending tangible equity to tangible assets	6.73%	8.07%	7.05%	8.10%	9.77%	8.74%	8.05%
Tier I leverage ratio	8.65%	11.24%	9.20%	9.83%	10.65%	9.03%	9.18%
Tier I risk based ratio	8.81%	11.32%	9.02%	9.95%	11.74%	10.07%	9.52%
Total risk based ratio	10.06%	12.57%	10.28%	11.16%	12.99%	11.32%	10.77%
Asset Quality Ratios
Non-performing loans to gross loans(2)	2.67%	0.47%	2.21%	0.94%	1.50%	2.62%	1.43%
Non-performing assets to total assets(2)	2.30%	0.47%	1.90%	0.86%	1.51%	2.71%	1.95%
Net charge-offs to average gross loans, annualized	2.48%	0.15%	0.93%	0.54%	0.68%	0.77%	0.50%
Allowance for credit losses to gross loans(3)	1.62%	1.25%	1.51%	1.31%	1.49%	1.99%	1.42%
Allowance for credit losses to non-performing loans(2)(3)	60.54%	267.59%	68.12%	139.28%	99.16%	76.11%	99.40%

(1)	Tax-exempt securities included using a tax equivalent basis and an assumed tax rate of 34%.
(2)	Ratio shown net of government guarantees.
(3)	Includes the allowance for loan losses and reserve for unfunded commitments.

RISK FACTORS

An investment in the capital securities is subject to the risks described below, which may affect the value of the capital securities.

In addition, because each capital security sold in the offering will represent a beneficial interest in the Trust, which will own our debentures as its only asset, you are also making an investment decision with regard to the debentures, as well as our guarantee of the Trust’s obligations. You should carefully review the following risk factors and other information, including the section entitled “Cautionary Statement Regarding Forward-Looking Statements” contained in this prospectus and in documents incorporated by reference in this prospectus before deciding whether this investment is suited to your particular circumstances. You should carefully review all the information in this prospectus about all of these securities.

Risks Related to this Offering and an Investment in the Capital Securities

The indenture does not limit the amount of indebtedness that we may issue that ranks senior to or in parity with the debentures upon our liquidation or in right of payment as to principal or interest.

The debentures will be subordinate and junior upon our liquidation to our obligations under all of our indebtedness for money borrowed that is not by its terms made pari passu with or junior to the debentures upon liquidation. At March 31, 2008, we did not have any indebtedness for money borrowed ranking senior to the debentures on liquidation. In addition, the debentures will rank pari passu with the existing parity securities, including the $41.2 million of junior subordinated debentures outstanding as of March 31, 2008 that back previously issued capital securities.

“Parity securities” means debt securities or guarantees that rank on a parity with the debentures upon our liquidation and include the existing parity securities. We may issue parity securities requiring payments of interest during a deferral period on the debentures that, if not made, would cause a breach of the terms of the instrument governing such parity securities. The terms of the debentures permit us to make any payment of interest on parity securities or debentures that, if not made, would cause us to breach the terms of the instrument governing such parity securities or debentures. They also permit us to make any payment of current or deferred interest on parity securities and on the debentures during a deferral period that, if not made, would cause us to breach the terms of the instrument governing such parity securities or debentures.

If we defer payments on obligations of other trusts that have issued other capital securities, we will have to defer payments on these capital securities.

We currently have outstanding debt obligations to four other trusts in connection with capital securities issued by the other trusts. The capital securities issued by these other trusts constitute “parity securities” as defined immediately above. Under the terms of those securities and the related debentures from us to the trusts, if payments are deferred, then payments on our debentures and on the capital securities are also required to be deferred. This could result in delay of payments to you on your capital securities and unfavorable tax consequences due to circumstances unrelated to your capital securities.

We have made only limited covenants in the indenture and the trust agreement, which may not protect your investment in the event we experience significant adverse changes in our financial condition or results of operations.

The indenture governing the debentures and the trust agreement governing the Trust do not require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity, and therefore do not protect holders of the debentures or the capital securities in the event we experience significant adverse changes in our financial condition or results of operations. Therefore, you should not consider the provisions of these governing instruments as a significant factor in evaluating whether we will be able to comply with our obligations under the debentures or the guarantee.

The debentures beneficially owned by the Trust will be effectively subordinated to the obligations of the Bank.

We receive virtually all of our revenue from the income of the Bank. Because we are a holding company, our right to participate in any distribution of the assets of the Bank, upon the Bank’s dissolution, winding-up, liquidation, reorganization or otherwise, and thus your ability to benefit indirectly from such distribution, is subject to the prior claims of creditors of the Bank including our depositors, except to the extent that we may be a creditor of the Bank and our claims are recognized. There are legal limitations on the extent to which the Bank may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, us. The Bank is a separate and distinct legal entity and has no obligation, contingent or otherwise, to pay amounts due under our contracts or otherwise to make any funds available to us. Accordingly, the payments on the debentures, and therefore the capital securities, effectively will be subordinated to all existing and future liabilities of the Bank and any other subsidiaries that may be created. At March 31, 2008, our direct borrowings and deposit liabilities were approximately $1.8 billion.

Our ability to make distributions on or redeem the capital securities is restricted.

Federal banking authorities will have the right to examine the Trust and its activities because it is our subsidiary. Under certain circumstances, including any determination that our relationship to the Trust would result in an unsafe and unsound banking practice, these banking authorities have the authority to issue orders that could restrict the Trust’s ability to make distributions on or to redeem the capital securities.

We guarantee distributions on the capital securities only if the trust has cash available.

If you hold any of the capital securities, we will guarantee you, on an unsecured and junior subordinated basis, the payment of the following:

•	any accumulated and unpaid distributions required to be paid on the capital securities, to the extent the Trust has funds available to make the payment;

•	the redemption price for any capital securities called for redemption, to the extent the Trust has funds available to make the payment; and

•

upon a voluntary or involuntary dissolution, winding-up or liquidation of the Trust, other than in connection with a distribution of corresponding assets to holders of capital securities, the lesser of:

•

the aggregate of the stated liquidation amount and all accumulated and unpaid distributions on the capital securities to the date of payment, to the extent the Trust has funds available to make the payment; and

•	the amount of assets of the Trust remaining available for distribution to holders of the capital securities upon liquidation of the Trust.

If we do not make a required interest payment on the debentures or elect to defer interest payments on the debentures, the Trust will not have sufficient funds to make the related distribution on the capital securities. The guarantee does not cover payments on the capital securities when the Trust does not have sufficient funds to make them. If we do not pay any amounts on the debentures when due, holders of the capital securities will have to rely on the enforcement by the institutional trustee of the institutional trustee’s rights as owner of the debentures, or proceed directly against us for payment of any amounts due on the debentures.

Our obligations under the guarantee are unsecured and are subordinated to and junior in right of payment to all of our secured and senior indebtedness, and will rank pari passu with our guarantee of the existing parity securities including our currently outstanding capital securities, and any similar guarantees of parity securities we may issue in the future.

We have the right to defer interest payments without causing an event of default.

We have the right to defer interest on the debentures for one or more consecutive interest periods of not more than 20 consecutive quarterly interest payment dates. During any such deferral period, holders of capital securities will receive limited or no current payments on the capital securities and, so long as we are otherwise in compliance with our obligations, such holders will have no remedies against the Trust or us for nonpayment, unless the Trust fails to pay all deferred interest within 15 days of the conclusion of any 20 consecutive quarterly interest periods.

Deferral of interest payments could adversely affect the market price.

While we do not currently intend to do so, if we exercise the right to defer payments of interest on the debentures in the future, the market price of the capital securities is likely to be affected. As a result of the existence of this deferral right, the market price of the capital securities, payments on which depend solely on payments being made on the debentures, may be more volatile than the market prices of other securities that are not subject to optional deferral. If we defer interest on the debentures and you elect to sell capital securities during the deferral period, you may not receive the same return on your investment as a holder that continues to hold its capital securities until the payment of interest at the end of the deferral period.

Deferral of interest payment will adversely affect the United States federal income tax consequences of the capital securities.

If we defer interest payments on the debentures, you will be required to accrue income, in the form of original issue discount, for United States federal income tax purposes during the period of the deferral in respect of your proportionate share of the debentures, even if you normally report income when received and even though you may not receive the cash attributable to that income during the deferral period. You will also not receive the cash distribution related to any accrued and unpaid interest from the Trust if you sell the capital securities before the record date for any deferred distributions, even if you held the capital securities on the date that the payments would normally have been paid. See “Certain United States Federal Income Tax Consequences —Interest Income and Original Issue Discount.”

Holders of the capital securities have limited rights under the debentures.

If an event of default under the trust agreement was to occur and be continuing, holders of the capital securities would rely on the enforcement by the institutional trustee of their rights as the registered holder of the debentures against us. In addition, the holders of a majority in liquidation amount of the capital securities would have the right to direct the time, method and place of conducting any proceeding for any remedy available to the institutional trustee or to direct the exercise of any trust or power conferred upon the institutional trustee under the trust agreement, including the right to direct the institutional trustee to exercise the remedies available to it as the holder of the debentures. The indenture for the debentures provides that the indenture trustee must give holders notice of all defaults or events of default within 90 days after they become known to the indenture trustee. However, except in the cases of a default or an event of default in payment on the debentures, the indenture trustee will be protected in withholding the notice if its responsible officers determine that withholding of the notice is in the interest of the holders.

Except as described above, holders of the capital securities will not be able to exercise directly any rights with respect to the debentures.

An active trading market for the capital securities may not develop.

Although we believe the capital securities will be listed on the Nasdaq Global Select Market, we can give you no assurance as to the liquidity of any market that may develop for the capital securities. Additionally, although we have been advised that the underwriters intend to make a market in the capital securities, the underwriters are not obligated to do so and may discontinue market making at any time. Accordingly, no assurance can be given that the liquidity of, or trading markets for, the capital securities will develop or be maintained.

General market conditions, our performance and unpredictable factors could adversely affect market prices for the capital securities.

There can be no assurance about the market prices for the capital securities. Several factors, a number of which are beyond our control, will influence the market value of the capital securities. Factors that might influence the market value of the capital securities include:

•	whether we are deferring interest or are likely to defer interest on the debentures;

•	our operating performance and ability to generate sufficient earnings to cover debt service payments;

•	our creditworthiness;

•	the market for similar securities;

•	interest rates generally; and

•	economic, financial, geopolitical, regulatory or judicial events that affect us, the Bank or the financial markets generally.

Accordingly, the capital securities that an investor purchases, whether in this offering or in the secondary market, may trade at a discount to their cost.

You should not rely on receiving the distributions from the capital securities through their maturity date because we may redeem the debentures at any time on or after                     , 2013.

We may redeem the debentures at any time on or after                     , 2013, in whole or in part, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest through the date of redemption. If we redeem the capital securities, the redemption would be a taxable event to you. In addition, you might not be able to reinvest the money you receive upon redemption of the capital securities at the same rate as the rate of return on the capital securities. See “Description of the Junior Subordinated Debentures and the Indenture—Redemption.”

You should not rely on receiving the distributions from the capital securities through their maturity date because we may redeem the debentures at any time prior to                     , 2013, with notice, upon the occurrence of a tax event, capital treatment event or an investment company event.

Prior to                     , 2013, upon notice of not more than 60 days and not less than 30 days before the redemption, upon the occurrence of a tax event, capital treatment event or an investment company event, we may redeem the debentures, in whole but not in part, at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest through the date of redemption. If we redeem the capital securities, the redemption would be a taxable event to you. In addition, you might not be able to reinvest the money you receive upon redemption of the capital securities at the same rate as the rate of return on the capital securities. See “Description of the Junior Subordinated Debentures and the Indenture—Redemption.”

An IRS pronouncement or threatened challenge resulting in a tax event could occur at any time. Similarly, changes in rating agency methodology or the treatment of the capital securities for Federal Reserve capital adequacy purposes, and changes relating to the treatment of the trust as an “investment company,” could result in the debentures being redeemed earlier than would otherwise be the case. See “Description of the Junior Subordinated Debentures and the Indenture—Redemption” for a further description of these redemption events.

There can be no assurance that the Internal Revenue Service or a court will agree with the characterization of the debentures as indebtedness for United States federal income tax purposes.

Although capital securities have been utilized by bank holding companies for more than a decade, there is no statutory, judicial or administrative authority that directly addresses the United States federal income tax treatment of securities similar to the debentures. Thus, no assurance can be given that the Internal Revenue Service or a court will agree with the characterization of the debentures as indebtedness for United States federal income tax purposes. If the debentures were re-characterized as equity, payment on the capital securities to Non-U.S. Holders would generally be subject to the United States federal withholding tax at a rate of 30% (or such lower applicable treaty rate). See “Certain United States Federal Income Tax Consequences.”

The capital securities are not an insured deposit and therefore are subject to risk of loss.

The capital securities are not bank deposits and, therefore, are not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in capital securities is inherently risky for the reasons described in this “Risk Factors” section and is subject to the same market forces that affect the price of capital securities of any company as well as other factors which affect the stock of financial services companies in general and of our company in particular. If you acquire capital securities, your investment is not insured and, therefore, you may lose some or all of the value of your investment.

We can distribute the debentures to you, which may have adverse tax consequences for you and which may adversely affect the market price of the capital securities prior to such distribution.

The Trust may be dissolved at any time before maturity of the debentures on                     , 2038. As a result, and subject to the terms of the trust agreement, the trustees may distribute the debentures to the holders, pro rata to their interests in the capital securities.

We cannot predict the market prices for the debentures that may be distributed in exchange for capital securities upon liquidation of the Trust. The debentures that you may receive if the Trust is liquidated may trade at a discount to the price that you paid to purchase the capital securities. Because you may receive debentures, your investment decision with regard to the capital securities will also be an investment decision with regard to the debentures. You should carefully review all of the information contained in this prospectus regarding the debentures.

If the Trust is classified for federal income tax purposes as an association taxable as a corporation at the time it is dissolved, the distribution of the debentures would be a taxable event to the Trust and the holders of the capital securities. In addition, if there is a change in law, a distribution of debentures upon the dissolution of the Trust could be a taxable event to the Trust and the holders of the capital securities.

As a holder of capital securities, you have limited voting rights, and we can amend the trust agreement to change the terms and conditions of the administration, operation and management of the Trust without your consent.

Holders of capital securities have limited voting rights. We can, without any consent of the holders, make certain amendments to the trust agreement. Your voting rights pertain primarily to certain amendments to the trust agreement and not to the administration, operation or management of the Trust. We can replace or remove any of the trustees if no default has occurred and is continuing, and the holders of at least a majority in aggregate liquidation amount of the capital securities may replace the institutional trustee and the Delaware trustee at a time when an event of default has occurred and is continuing.

In certain circumstances, with the consent of the holders of a majority in the aggregate liquidation amount of the capital securities, we may amend the trust agreement to ensure that the Trust remains classified for federal income tax purposes as a grantor trust and to ensure the Trust retains its exemption from status as an “investment company” under the Investment Company Act, even if such amendment adversely affects your rights as a holder of capital securities. For more information regarding limitations on your ability to control amendments to the trust agreement, see “Description of the Capital Securities—Voting Rights; Amendment of Trust Agreement.”

Risks Related to an Investment in AmericanWest Bancorporation

We have a significant concentration in real estate loans and a further downturn in the economy within the markets we serve or the real estate market in general could significantly hurt our business and prospects for growth.

As of March 31, 2008 our loan portfolio consisted of:

•	33.0% commercial real estate loans;

•	29.9% construction, land development and other land loans;

•	18.0% commercial and industrial loans;

•	8.5% residential real estate loans;

•	8.0% agricultural loans; and

•	2.6% installment and other loans.

Our operating results and financial condition are particularly susceptible to fluctuating land values and economic downturns that affect the level of real estate investment activity. Real estate activity in the market areas we serve has experienced volatility and a general downturn, reflective of national trends. Further negative changes in regional economic conditions could result in increased loan delinquencies. Collateral for the loans could further decline in value and, as a result, our ability to recover on defaulted loans by foreclosing and selling the real estate collateral would be further diminished and we would be more likely to suffer losses on defaulted loans. Any further economic decline in the market areas served could also reduce demand for loans and other products and services and, accordingly, reduce income and the funds available for debt service on the debentures.

A substantial amount of the real property collateral securing many of our loans is located in Central and Eastern Washington and Utah and a further downturn in the real estate markets harms our business.

A significant further downturn in the real estate markets, especially in those markets served by us, could harm business because 77% of our loans are secured by real estate. We have significant concentrations of credit in commercial real estate and construction, land development and other land loans. Real estate values have been affected by, among other things, the current economic slowdown, and there can be no assurance that the current economic slowdown may not worsen in the future. Real estate values can also be affected by an increase in interest rates, drought and other natural disasters, specific to Washington or Utah. In addition, other lenders with real estate collateral may be forced to liquidate a large number of properties, which would further adversely affect market values. The ability to recover on defaulted loans by selling real estate collateral becomes diminished under such circumstances, and we are more likely to suffer losses on defaulted loans. Although we receive and periodically update the appraisals on collateral, the appraised value may not reflect the value to be obtained by the Company in the event of foreclosure or sale.

The Utah economy has grown rapidly during the past several years, and the failure of the economy to sustain such growth in the future could affect our ability to grow.

Salt Lake City, surrounding communities, Provo and other Utah communities served by Far West Bank, have until recently experienced significant economic growth, which has created a demand for the Bank’s loan and deposit products. Such recent significant growth may make this market area more susceptible to economic slowdown than certain other areas in light of the current volatility affecting the economy generally. Further deterioration in local economic conditions could result in, among other things, an increase in loan delinquencies, a decrease in property values, a change in housing turnover rate or a reduction in the level of bank deposits. Particularly, a further weakening of the real estate or employment market in Utah, which with the Far West Bank merger has become one of our largest markets, could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans. These events could have an adverse effect on the Company’s profitability and asset quality.

With respect to construction, land development and other land loans in Utah, we have not been through a variety of business cycles since we began operations in Utah and, as a result, this lack of operating history may increase the risk that we may not effectively work through the economic downturn.

We began operations in Utah in 2006, shortly followed by the Far West Bank merger, and since that time the markets in Utah in which we conduct business have, until recently, experienced substantial economic growth. From 2003 to 2007, Far West Bank significantly increased its construction, land development and other land loans. We do not have an operating history with respect to these loans during a serious downturn in the Utah real estate market for you to evaluate the performance relative to future prospects. You must consider our business and prospects in light of the risks and difficulties we will encounter if the Utah economy experiences a severe downturn, greater than what is currently taking place. We may not be able to address these risks and difficulties successfully, which could materially harm the business and operating results.

Our business is subject to interest rate risk, and variations in interest rates may harm financial performance.

Unfavorable changes in the interest rate environment may reduce profits. It is expected that we will continue to realize income from the differential, or spread, between the interest earned on loans, securities and other interest earning assets and the interest paid on deposits, borrowings and other interest bearing liabilities. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest earning assets and interest bearing liabilities. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. An increase in the general level of interest rates may increase the net interest margin and loan yield, but it may adversely affect the ability of borrowers with variable rate loans to pay the interest on and principal of their obligations. We do not have control of these factors. Accordingly, changes in levels of market interest rates could materially harm the net interest spread, asset quality, loan origination volume and overall profitability.

The allowance for credit losses may not be adequate to cover actual losses.

In accordance with generally accepted accounting principles in the United States of America (GAAP), we maintain an allowance for credit losses. The allowance for credit losses may not be adequate to cover actual loan losses, and future provisions for loan losses could adversely impact operating results. The allowance for credit losses is based on prior experience, as well as an evaluation of the inherent risks in the current loan portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions that may be beyond our control, and these losses may exceed current estimates. In that regard, it should be noted that we recognized provisions for loan losses of $17.3 million for the year ended December 31, 2007 and $12.8 million for the quarter ended March 31, 2008. Federal regulatory agencies, as an integral part of their examination process, review the loans and allowance for credit losses. While management believes that the allowance for credit losses is adequate to cover current losses, in light of the current economic environment in which we operate, there can be no assurance that significant additional provisions for loan losses may not be necessary to supplement the allowance for credit losses in the future, either due to management’s decision to do so, or requirements by regulators. Either of these occurrences could reduce future earnings and capital.

If the Bank is unable to pay to us cash dividends to meet our cash obligations, including funding our obligations related to the capital securities, our business, financial condition, results of operations and prospects will be adversely affected.

As a holding company, our principal source of funds is dividends from the Bank. For the three months ended March 31, 2008, our interest expense on our debt obligations on existing capital securities was $736 thousand. Dividends paid by the Bank to us provide cash flow used to service the interest payments on our capital securities. As of March 31, 2008, a maximum of approximately $40 million was available to us as dividends from the Bank. Various statutory provisions restrict the amount of dividends the Bank can pay to us without regulatory approval. The Bank may not pay cash dividends if that payment could reduce the amount of its capital below that necessary to meet the “adequately capitalized” level in accordance with regulatory capital requirements. Under Washington law, the Bank may not pay dividends in excess of retained earnings. It is also possible that, depending upon the financial condition of the Bank and other factors, regulatory authorities could assert that payment of dividends or other payments, including payments to us, is an unsafe or unsound practice. If the Bank is unable to pay dividends to us, we may not be able to service the debt or pay our obligations. Our inability to receive dividends from the Bank would adversely affect our business, financial condition, results of operations and prospects and could lead to a deferral of interest on capital securities.

We have a number of large credit relationships.

Our twenty largest credit relationships consisted of loans and loan commitments ranging from $9.7 million to $25.5 million, with an aggregate total credit exposure of $302.8 million and outstanding balances of $228.2 million at March 31, 2008. Such credit relationships primarily involve construction and land development loans. We are potentially vulnerable to significant loan losses in the event that the value of one of our larger borrower’s collateral (primarily real estate assets) rapidly declines or one of our larger borrowers becomes unable to repay its loans due to a decline in its business. A significant loss related to one of our large lending relationships could have a material adverse effect on our financial condition and results of operations.

Construction lending involves special risks not associated with other types of lending.

Construction and land development loans are subject to the risks inherent in most other loans, but also carry higher levels of risk predicated on whether the project can be completed on-time and on-budget, and, for non-owner occupied projects, whether the customer can find tenants at rates that will service the debt. Construction loans are typically based upon estimates of costs to complete the project, and an appraised value associated with the completed project. Cost estimates, and completed appraised values, are subject to changes in the market, and such values may in fact change between the time a loan is approved and the final project is complete. Delays or cost overruns in completing a project may arise from labor problems, material shortages and other unpredicted contingencies. If actual construction costs exceed budget, the borrower may need to put more capital into the project, or we may need to increase the loan amount to ensure the project is completed, potentially resulting in a higher loan-to-value than anticipated. Where a non-owner occupied project is not pre-leased, changes in the market could result in a slow lease-up period or rents below what were anticipated. For residential land development loans, a general slowdown in home buying can result in slow sales or reduced prices. Either situation will strain the borrower’s cash flows, and potentially cause deterioration in the loan. In addition to other risks inherent in construction and land development loans, such loans, although not necessarily larger than other loans made on an individual basis, are often made in significant amounts to single or affiliated borrowers, thus increasing the risk to us based on the financial viability of such borrowers.

If the goodwill we have recorded in connection with acquisitions becomes further impaired, it could have an adverse impact on our profitability.

Accounting standards require that we account for acquisitions using the purchase method of accounting. Under purchase accounting, if the purchase price of an acquired company exceeds the fair value of its net assets, the excess is carried on the acquiror’s balance sheet as goodwill. At March 31, 2008, we had approximately

$100.9 million of goodwill on our balance sheet. In accordance with generally accepted accounting principles, our goodwill is not amortized but rather evaluated for impairment on an annual basis or more frequently if events or circumstances indicate that a potential impairment exists. Such evaluation is based upon a variety of factors, including the quoted market price of our common stock, market prices of common stocks of other banking organizations, common stock trading multiples, discounted cash flows, and data from comparable acquisitions. For the three months ended March 31, 2008 we determined that goodwill was impaired and wrote-down goodwill by taking a $27.0 million impairment charge. There can be no assurance that future evaluations of goodwill will not result in findings of impairment and write-downs, which could be material. We evaluate goodwill on a periodic basis as required under applicable accounting standards. Under regulatory capital guidelines in effect until March 2009, any goodwill impairment charge in excess of approximately $40 million will reduce the amount of capital securities that will qualify as Tier I capital, thus reducing leverage and Tier I risk-based capital ratios. A goodwill impairment charge will not have any impact on capital ratios as calculated under the guidelines that become effective in March 2009. See “Capitalization.”

We face strong competition from financial services companies and other companies that offer banking services, which could harm business.

We currently conduct our banking operations primarily in Central and Eastern Washington, Northern Idaho and Utah. Increased competition in our markets may result in reduced loans and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. Many competitors offer the same banking services within our market area. These competitors include national banks, regional banks and other community banks. We also face competition from many other types of financial institutions including, without limitation, savings and loan institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, the competitors include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and ATMs and conduct extensive promotional and advertising campaigns.

Additionally, banks and other financial institutions with larger capitalization, and financial intermediaries not subject to bank regulatory restrictions, have larger lending limits and are thereby able to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits, and the range and quality of products and services provided, including new technology-driven products and services. Technological innovation continues to contribute to greater competition in domestic and international financial services markets as technological advances enable more companies to provide financial services. We also face competition from out-of-state financial intermediaries that have opened low-end production offices or that solicit deposits in our market area. If we are unable to attract and retain banking customers, we may be unable to continue to grow our loan and deposit portfolios, and results of operations and financial condition may otherwise be harmed.

Adverse changes in economic conditions, in particular a continuing or worsening economic slowdown in our market area, could harm business.

Our business is directly impacted by factors such as economic, political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in government monetary and fiscal policies and inflation, all of which are beyond our control. Economic conditions nationally, and in our market areas, have experienced volatility and a degree of deterioration recently. A further deterioration in economic conditions, whether caused by national or local concerns, in particular a further economic slowdown in Central and Eastern Washington, Northern Idaho or Utah, could result in the following consequences, any of which could materially hurt our business: loan delinquencies may increase; problem assets and foreclosures may increase; demand for products and services may decrease; low cost or non-interest bearing deposits may decrease; and collateral for loans made by us, especially real estate, may decline in value, in turn reducing customers’ borrowing power and reducing the value of assets and collateral associated with existing loans. The States of Washington, Idaho and Utah and certain local governments in our market area presently face fiscal challenges, the long term impact of which on State or local economies cannot be predicted.

We may not grow to an asset size to support our existing infrastructure.

Our infrastructure, including delivery systems, staffing, facilities, technology and experienced staff, has been developed in the recent years to support continued growth. If we are unable to grow we may not reach a size to realize economies of scale and produce improved operating results. For the three months ended March 31, 2008, our efficiency ratio (excluding the goodwill impairment charge of $27.0 million) was 70.2%. The failure to improve the operating efficiency of the Bank will adversely impact the amount of retained earnings available for dividends to the Company. This, in turn, may adversely impact our ability to service our debt and may require additional capital to be raised in the future.

We may be required to raise additional capital in the future, but that capital may not be available or may not be on terms acceptable to us when it is needed.

We are required by federal regulatory authorities to maintain adequate levels of capital to support operations. We may decide to raise additional capital to support growth or absorb loan losses. In addition, the use of brokered deposits without regulatory approval is limited to banks that are “well capitalized” according to regulation. If we are unable to maintain capital levels at “well capitalized” minimums, we could lose a significant source of funding, which would force us to utilize alternative and possibly more expensive sources of funding or potentially sell loans at a time when loan sales pricing is unfavorable. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot be certain of our ability to raise additional capital in the future if needed or on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand operations through internal growth, deposit gathering and acquisitions could be materially impaired. We intend to retain approximately $6.0 to $7.0 million of the proceeds at the holding company level for general corporate purposes and, if necessary, for debt service. However, we may be required to downstream some or all of the amounts held at the holding company to the Bank as additional capital if bank regulators require us to do so or we deem it is necessary based on the financial condition and results of operations of the Bank.

Our business is subject to liquidity risk, and changes in our source of funds may adversely affect our performance and financial condition by increasing our cost of funds.

Our ability to make loans is directly related to our ability to secure funding. Core deposits are one of our primary sources of liquidity. We also use brokered CDs, which are rate sensitive and generally have a higher rate than deposits generated in our local markets. We use advances from the Federal Home Loan Bank of Seattle and Federal Fund lines of credit to satisfy temporary borrowing needs. Payments of principal and interest on loans and sales and participations of loans are also a primary source for our liquidity needs. Primary uses of funds include withdrawal of and interest payments on deposits, loan originations, and payment of operating expenses. Core deposits represent significant sources of low-cost funds. At March 31, 2008, core deposits comprised $1.3 billion, or 79% of our deposit portfolio versus 81% at December 31, 2007. Alternative funding sources, such as large balance time deposits or borrowings, are a comparatively higher-costing source of funds. At March 31, 2008, large balance time deposits (with balances of $100,000 or more) comprised $326 million, or 21% of total deposits compared to 19% at December 31, 2007. Brokered deposits, which are included in large balance time deposits, totaled $134 million at March 31, 2008 and $103 million at December 31, 2007. Liquidity risk arises from the inability to meet obligations when they come due or to manage the unplanned decreases or changes in funding sources. The required use of alternative funding sources may adversely affect our financial condition and results of operations.

Recent supervisory guidance on commercial real estate concentrations could restrict our growth and impose financial requirements or limitations on the conduct of our business.

The Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, and the Federal Deposit Insurance Corporation recently finalized guidance on sound risk management practices for concentrations in commercial real estate lending. This guidance is intended to help ensure that institutions pursuing a significant commercial real estate lending strategy remain healthy and profitable while continuing to serve the credit needs of their communities. The federal agencies are concerned that rising commercial real estate loan concentrations may expose institutions to unanticipated earnings and capital volatility in the event of adverse changes in commercial real estate markets. The regulatory guidance reinforces and enhances existing regulations and guidelines for safe and sound real estate lending. The guidance provides supervisory criteria, including numerical indicators to assist in identifying institutions with potentially significant commercial real estate loan concentrations that may warrant greater supervisory scrutiny.

There are two numerical measures in the regulatory guidance. The thresholds of numerical indicators in the guidance that indicate significant commercial real estate loan concentrations are as follows: (1) loans and loan commitments in the Call Report (the quarterly Report of Condition required to be filed with federal banking regulators) categories of Construction, Land Development and Other Land loans are greater than 100% of the institution’s Tier I Capital; and (2) commercial real estate loans, as defined in the guidance, are greater than 300% of the institution’s total Tier I Capital. The first numerical indicator, the aggregate of construction, land development and other land loans divided by the Bank’s Tier I Capital was 304% as of March 31, 2008. The second numerical indicator, the aggregate of our non-owner-occupied commercial real estate loans, divided by the Bank’s Tier I Capital was 543% as of March 31, 2008. Thus, the Bank’s portfolio meets the definition of a concentration, as set forth in the guidelines.

The guidance does not per se limit banks’ commercial real estate lending, but rather serves as a guideline for developing risk management practices and levels of capital that are commensurate with the level and nature of their commercial real estate concentrations. The Bank’s lending and risk management practices are taken into account in supervisory evaluations of our capital adequacy.

We depend on key personnel and the loss of one or more of those key personnel may harm prospects.

We currently depend heavily on the services of our president and chief executive officer, Robert M. Daugherty, and a number of other key management personnel. The loss of Mr. Daugherty’s services or that of other key personnel could harm the results of operations and financial condition. Success also depends in part on the ability to attract and retain additional qualified management personnel. Competition for such personnel is strong in the banking industry, and we may not be successful in attracting or retaining the personnel required.

We are subject to extensive regulation.

Our operations are subject to extensive regulation by federal, state and local governmental authorities and to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. Because the banking business is highly regulated, the laws, rules and regulations applicable to us are subject to frequent change. There are typically proposed laws, rules and regulations that, if adopted, could adversely impact operations. These proposed laws, rules and regulations, or any other laws, rules or regulations, could (1) make compliance more difficult or expensive, (2) restrict the ability to originate, broker or sell loans or accept certain deposits, (3) further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold, (4) limit the dividends that the Bank may pay to the Company, or (5) otherwise harm business or prospects for business.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

In the ordinary course of business, we may own or foreclose and take title to real estate and could be or become subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever became subject to significant environmental liabilities, the business, financial condition, liquidity and results of operations could be harmed.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including information incorporated by reference into this prospectus, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and words and phrases of similar substance used in connection with any discussion of future operating and financial performance identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of what are difficult to predict and generally beyond our control. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

Factors that could have a material adverse effect on our financial condition, results of operations and future prospects can be found in our 2007 Annual Report on Form 10-K, elsewhere in our periodic reports filed with the SEC, Current Reports filed on Form 8-K with the SEC and risks and other factors set forth under “Risk Factors” in this prospectus and in the documents incorporated by reference into this prospectus. Those factors include, but are not limited to:

•	fluctuations in market rates of interest and loan and deposit pricing in our market areas;

•	the effect of continued net interest margin pressure on our earnings;

•	further deterioration in asset quality;

•	the geographic concentration of our loans could result in our loan portfolio being adversely affected by economic factors unique to the geographic area;

•	diminution of market value of real estate that secures our loans;

•	general business and economic conditions;

•	insufficient liquidity/funding sources;

•	failure to obtain on terms acceptable to us, or at all, capital necessary to maintain our regulatory capital ratios above the “well-capitalized” threshold;

•	competition;

•	legislative or regulatory changes; and

•	the possible dilutive effect of potential expansion or future capital raises.

USE OF PROCEEDS

The net proceeds from the offering of the capital securities are estimated to be $            million, or $            million if the underwriters exercise their over-allotment option in full. The Trust will use the proceeds of the sale of the capital securities to purchase the debentures. We intend to retain approximately $6.0 to $7.0 million of the proceeds at the holding company level for general corporate purposes and, if necessary, for debt service, unless the Bank’s regulators require all or a portion of this amount to be downstreamed to the Bank. We intend to downstream the remainder of the proceeds to the Bank to increase the Bank’s regulatory capital to support the Bank’s operations. We expect a portion of the capital securities to qualify as Tier I capital and all of the proceeds to qualify as Tier I or Tier II capital under the current capital guidelines of the Federal Reserve Board.

REGULATORY CONSIDERATIONS

The Federal Reserve regulates, supervises and examines us as a bank holding company under the Bank Holding Company Act. The Bank is also regulated by various other federal and state banking regulators. For a discussion of the material elements of the regulatory framework applicable to bank holding companies, banks and their subsidiaries and specific information relevant to us, please refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and any subsequent reports we file with the Securities and Exchange Commission. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders. As a result of this regulatory framework, our earnings are affected by actions of the Federal Reserve, the Federal Deposit Insurance Corporation, which insures the deposits of its banking subsidiaries within certain limits, and the Washington Department of Financial Institutions, the Bank’s principal regulator. In addition, there are numerous governmental requirements and regulations that affect our business activities. A change in applicable statutes, regulations or regulatory policy may have a material effect on our business.

Dividends from the Bank are our primary source of funds for payment of principal and interest on our holding company debt, including capital securities. The payment of dividends by the Bank is subject to limitations imposed by law and governmental regulations. Regulatory authorities may prohibit the Bank from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, the Bank may not pay cash dividends if that payment could reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. Washington law also limits the Bank’s ability to pay dividends that are greater than its retained earnings without approval of the Washington Department of Financial Institutions. At March 31, 2008, the Bank’s retained earnings totaled $43.4 million.

We are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our results of operations and financial condition. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets, as those terms are defined in the regulations. As of March 31, 2008, the Bank exceeded minimum capital adequacy requirements and the requirements for “well capitalized” status.

Under the capital adequacy guidelines, the capital of an institution is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common stockholders’ equity, surplus and undivided profits. Tier II capital generally consists of the allowance for loan losses, hybrid capital instruments, and subordinated debt. The sum of Tier I capital and Tier II capital represents an institution’s total capital. The guidelines require that at least 50% of an institution’s total capital consist of Tier I capital. The adequacy of an institution’s capital is gauged primarily with reference to the institution’s risk-weighted assets. The guidelines assign risk weightings to an institution’s assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. These risk-weighted assets are then compared with Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of total assets less intangibles, to be used as a supplement to risk-based guidelines. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base.

We previously issued, or assumed in connection with acquisitions, $41.2 million of capital securities. The debentures related to these securities are currently included in our Tier I capital for purposes of determining the Company’s Tier I and total risk-based capital ratios. The Federal Reserve has modified the capital regulations affecting capital, or “trust preferred,” securities, and beginning March 31, 2009, we will be required to use a more restrictive formula to determine the amount of capital securities that can be included in regulatory Tier I capital. The modifications make more restrictive (i) the qualitative requirements for capital securities issued on or after April 15, 2005 in certain respects and (ii) the quantitative limits applicable to the aggregate amount of capital securities and other restricted core capital elements that may be included in Tier I and Tier II capital of bank holding companies. Beginning March 31, 2009, we will be allowed to include in Tier I capital an amount of capital securities equal to no more than 25% of the sum of all core capital elements, which is generally defined as shareholders’ equity less certain intangibles, including goodwill, core deposit intangibles and customer relationship intangibles, net of any related deferred income tax liability. The regulations currently in effect through December 31, 2008, limit the amount of capital securities that can be included in Tier I capital to 25% of the sum of core capital elements without a deduction for permitted intangibles. Amounts of restricted core capital elements in excess of this limit generally may be included in Tier II capital.

The capital securities will qualify as Tier I or Tier II capital for us until March 31, 2009, at which time the modified Federal Reserve regulations will come into effect and, assuming no other changes occur affecting our capital, the amount constituting Tier I capital will be reduced and a portion of the capital securities will be limited to Tier II capital treatment.

In determining to conduct the offering and the amount to be raised, we considered as a factor our discussions with federal banking regulators who encouraged us to improve capital levels, in light of recent loan losses, the level of nonperforming assets and the economic environment in which we operate.

ACCOUNTING CONSIDERATIONS

The Trust will not be consolidated within our financial statements in accordance with FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities”. Accordingly, for balance sheet purposes we will recognize the aggregate principal amount of the debentures we issue to the Trust as a liability and the amount we invest in the Trust’s common securities as an asset. The interest paid on the debentures will be recorded as interest expense on our income statement and the dividend received on common securities will be recorded as other income.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The following table provides our consolidated ratios of earnings to fixed charges:

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Consolidated ratios of earnings to fixed charges
Excluding interest on deposits	*	2.90	2.15	2.64	6.35	6.41	14.30
Including interest on deposits	*	1.33	1.24	1.35	2.01	1.92	2.46

*	The earnings coverage for the three months ended March 31, 2008 were inadequate to cover total fixed charges. The coverage deficiency for the period was $33.1 million. Excluding the impact of a $27.0 million non-cash goodwill impairment charge, the coverage deficiency was $6.1 million.

For purposes of computing both of the consolidated ratios of earnings to fixed charges:

•	earnings represent income from continuing operations before income taxes, plus fixed charges;

•	fixed charges, excluding interest on deposits, include interest expense (other than on deposits), amortized capitalized expenses related to indebtedness; and

•	fixed charges, including interest on deposits, include all interest expense and amortized capitalized expenses related to indebtedness.

The following table provides the amounts of earnings and fixed charges used to compute the ratios above:

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Income before taxes	$(33,076)	$3,372	$12,297	$11,987	$18,870	$13,175	$21,494
Interest on deposits	$9,052	$8,520	$40,302	$26,843	$15,223	$11,813	$13,124
Interest on borrowings	$3,595	$1,776	$10,693	$7,300	$3,529	$2,434	$1,616
Total interest expense	$12,647	$10,296	$50,995	$34,143	$18,752	$14,247	$14,740

CAPITALIZATION

The following table sets forth the consolidated capitalization of AmericanWest Bancorporation as of March 31, 2008, as adjusted to give effect to the issuance of the capital securities and the debentures. You should read the following table together with our consolidated financial statements and notes thereto incorporated by reference into this prospectus.

	March 31, 2008
	Actual	As Adjusted
	(in thousands)
Senior debt	$—	$—
Junior subordinated debt*	41,239	72,139

Total long-term debt	$41,239	$72,139

Stockholders’ equity:
Common stock (50,000,0000 shares authorized; 17,277,079 issued and 17,209,428 outstanding)	$253,319	$253,319
Retained deficit	$(2,961)	$(2,961)
Accumulated other comprehensive income, net of tax	$482	$482

Total stockholders’ equity	$250,840	$250,840
Total stockholders’ equity and long-term debt	$292,079	$322,979

Regulatory capital ratios:
Leverage	8.65%	10.00%
Tier I risk-based capital	8.81%	10.30%
Total risk-based capital	10.06%	11.55%

Regulatory capital ratios under revised rules:**
Leverage	8.65%	8.75%
Tier I risk-based capital	8.81%	9.01%
Total risk-based capital	10.06%	11.55%

*	Assumes the issuance of $30.0 million of capital securities and $0.9 million of common securities of the Trust, and that the underwriters do not exercise the over-allotment option.
**	The regulations for the amount of capital, or “trust preferred,” securities includable in Tier I capital change effective March 2009.

DESCRIPTION OF THE CAPITAL SECURITIES

The following is a brief description of certain terms of the capital securities and of the trust agreement under which they are issued. It does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the trust agreement, which will be filed with the SEC and incorporated by reference into the registration statement to which this prospectus relates and copies of which are available upon request from us.

General

The capital securities will be issued pursuant to the trust agreement. Wilmington Trust Company will act as institutional trustee and Delaware trustee for the capital securities under the trust agreement for purposes of compliance with the provisions of the Trust Indenture Act. Our Chief Executive Officer and President, Executive Vice President and Chief Operating Officer, and Executive Vice President and General Counsel will serve as administrators of the Trust.

The terms of the capital securities will include those stated in the trust agreement, including any amendments thereto, and those made part of the trust agreement by the Trust Indenture Act and the Delaware Statutory Trust Act. The Trust will own all of AmericanWest Bancorporation’s     .    % Junior Subordinated Debentures due 2038, or “debentures.”

In addition to the capital securities, the trust agreement authorizes the administrators of the Trust to issue common securities on behalf of the Trust. We will own directly or indirectly all of the Trust’s common securities. The common securities rank on a parity, and payments upon redemption, liquidation or otherwise will be made on a proportionate basis, with the capital securities except as set forth under “—Ranking of Capital Securities and Common Securities.” The trust agreement does not permit the Trust to issue any securities other than the common securities and the capital securities or to incur any indebtedness.

The payment of distributions out of money held by the Trust, and payments upon redemption of the capital securities or liquidation of the Trust, are guaranteed by us to the extent described under “Description of the Guarantee.” The guarantee, when taken together with our obligations under the debentures and the indenture and our obligations under the trust agreement, including obligations to pay costs, expenses, debts and liabilities of the Trust, other than with respect to the common securities and the capital securities, has the effect of providing a full and unconditional guarantee of amounts due on the capital securities. Wilmington Trust Company, as the guarantee trustee, will hold the guarantee for the benefit of the holders of the capital securities. The guarantee does not cover payment of distributions when the Trust does not have sufficient available funds to pay those distributions. In that case, generally, the remedy of a holder of the capital securities is to vote to direct the institutional trustee to enforce the institutional trustee’s rights under the debentures.

The term “holder” in this prospectus with respect to a registered capital security means the person in whose name such capital security is registered in the security register. The capital securities will be held in book-entry form only, as described under “Book-Entry System,” except in the circumstances described in that section, and will be held in the name of DTC or its nominee.

Distributions

A holder of record of the capital securities will be entitled to receive periodic distributions on the stated liquidation amount of $10.00 per capital security on the same payment dates and in the same amounts as we pay interest on a principal amount of debentures equal to the liquidation amount of such capital security. Distributions will accumulate from                     , 2008. The Trust will make distribution payments on the capital securities quarterly in arrears on [March 15], [June 15], [September 15] and [December 15] of each year, beginning on [            15], 2008.

In the event any distribution date is not a business day, the payment made on the following business day shall be made without adjustment, with the same force and effect as if made on the distribution date.

On each distribution date, the Trust will pay the applicable distribution to the record date holders of the capital securities for that distribution date, which shall be the date 15 days prior to the distribution date, whether or not such date is a business day. Distributions on the capital securities will be cumulative. The capital securities will be effectively subordinated to the same debts and liabilities to which the debentures are subordinated, as described under “Description of the Junior Subordinated Debentures and the Indenture—Subordination.”

For purposes of this prospectus, “business day” means any day other than a Saturday, Sunday or other day on which banking institutions in Spokane, Washington, The City of New York or Wilmington, Delaware are permitted or required by law or executive order to close.

Each date on which distributions are payable in accordance with the foregoing is referred to as a “distribution date.” The term “distribution” includes any interest payable on unpaid distributions unless otherwise stated. The period beginning on and including                     , 2008 and ending on but excluding the first distribution date,             [15], 2008, and each period after that period beginning on and including a distribution date and ending on but excluding the next distribution date is called a “distribution period.” Distributions to which holders of capital securities are entitled but are not paid will bear interest, compounded quarterly, at the annual rate.

The funds available to the Trust for distribution to holders of the capital securities will be limited to payments under the debentures. If we do not make interest payments on the debentures, the institutional trustee will not have funds available to pay distributions on the capital securities. The Trust will pay distributions through the institutional trustee, which will hold amounts received from the debentures in a payment account for the benefit of the holders of the capital securities and the common securities.

Deferral of Distributions

We have the right, on one or more occasions, to defer payment of interest on the debentures for one or more consecutive distribution periods not exceeding 20 consecutive distribution periods. If we exercise this right, the Trust will also defer paying a corresponding amount of distributions on the capital securities during that period of deferral. No deferral period may extend beyond the final repayment date of the debentures or the earlier redemption in full of the debentures. The Trust will pay deferred distributions on the capital securities as and when we pay deferred interest on the debentures. See “Description of the Junior Subordinated Debentures and the Indenture—Option to Defer Interest Payments,” for a description of our right to defer interest on the debentures.

Redemption

If we repay or redeem the debentures, in whole or in part, the institutional trustee will use the proceeds of that repayment or redemption to redeem a liquidation amount of capital securities and common securities equal to the principal amount of debentures redeemed or repaid. The redemption price for each capital security will be equal to the redemption price paid by us on a like amount of debentures. See “Description of the Junior Subordinated Debentures—Redemption.”

If less than all capital securities and common securities are redeemed, the amount of each to be redeemed will be allocated pro rata based upon the total amount of capital securities and common securities outstanding, except in the case of a payment default. See “—Ranking of Capital Securities and Common Securities.”

Subject to applicable law, including U.S. federal securities laws, we or our affiliates may at any time and from time to time purchase outstanding capital securities by tender, in the open market or by private agreement.

Under the current risk-based capital adequacy guidelines of the Federal Reserve applicable to bank holding companies, Federal Reserve approval is generally required for the early redemption or repurchase of preferred stock or capital securities included in regulatory capital.

Redemption Procedures

Notice of any redemption will be mailed by the institutional trustee at least 30 days but not more than 60 days before the redemption date to the registered address of each holder of capital securities to be redeemed.

If (i) the Trust gives a notice of redemption of capital securities and (ii) we have delivered to the institutional trustee, or the paying agent on behalf of the institutional trustee, a sufficient amount of cash in connection with the related redemption or maturity of the debentures, then on the redemption date, the institutional trustee, or the paying agent on behalf of the institutional trustee, will irrevocably deposit with DTC funds sufficient to pay the redemption price for the capital securities being redeemed. See “Book-Entry System.” The Trust will also give DTC irrevocable instructions and authority to pay the redemption amount in immediately available funds to the beneficial owners of the global securities representing the capital securities. Distributions to be paid on or before the redemption date for any capital securities called for redemption will be payable to the holders as of the record dates for the related dates of distribution. If the capital securities called for redemption are no longer in book-entry form, the institutional trustee, to the extent funds are available, will irrevocably deposit with the paying agent for the capital securities funds sufficient to pay the applicable redemption price and will give such paying agent irrevocable instructions and authority to pay the redemption price to the holders thereof upon surrender of their certificates evidencing the capital securities.

If notice of redemption shall have been given and funds deposited as required, then upon the date of such deposit:

•

all rights of the holders of such capital securities called for redemption will cease, except the right of the holders of such capital securities to receive the redemption price and any distribution payment in respect of the capital securities on or prior to the redemption date, but without interest on such redemption price; and

•	any capital securities called for redemption will cease to be outstanding.

If any redemption date is not a business day, then the redemption amount will be payable on the next business day (and without any interest or other payment in respect of any such delay) unless the date falls within the next calendar year, in which event, payment would occur on the prior business day.

If payment of the principal amount for any debentures called for redemption is improperly withheld or refused and accordingly the redemption amount of the capital securities is not paid, then interest on the debentures will continue to accrue at the annual rate from the original redemption date scheduled to the actual date of payment. In this case, the actual payment date will be considered the redemption date for purposes of calculating the redemption amount.

If less than all of the debentures are to be redeemed or repaid on any date, the institutional trustee will select the particular capital securities to be redeemed on a pro rata basis not more than 60 days before the redemption date from the outstanding capital securities not previously called for redemption by any method the institutional trustee deems fair and appropriate, or if the capital securities are in book-entry only form, in accordance with the procedures of DTC. See “Book-Entry System.”

For all purposes of the trust agreement, unless the context otherwise requires, all provisions relating to the redemption of capital securities shall relate, in the case of any capital securities redeemed or to be redeemed only in part, to the portion of the aggregate liquidation amount of capital securities that has been or is to be redeemed.

Optional Liquidation of Trust and Distribution of Debentures to Holders

Under the trust agreement, the Trust shall dissolve upon the first to occur of:

•	[ ], 2043, the expiration of the term of the Trust;

•	our bankruptcy, dissolution or liquidation;

•

the written direction from us, as holder of the Trust’s common securities, to the institutional trustee to dissolve the Trust and distribute a like amount of the debentures to the holders of the capital securities and common securities, subject to receipt by us of any required prior approval of the Federal Reserve;

•	redemption of all of the capital securities as described under “—Redemption;” or

•	the entry of an order for the dissolution of the Trust by a court of competent jurisdiction.

Except as set forth in the next sentence, if an early dissolution occurs as described above, the institutional trustee will liquidate the Trust as expeditiously as possible by distributing, after satisfaction of liabilities to creditors of the Trust as provided by applicable law, to the holders of the capital securities and common securities a like amount of the debentures. If the institutional trustee determines that such distribution is not possible or if the early dissolution occurs as a result of the redemption of capital securities, then the holders will be entitled to receive out of the assets of the Trust available for distribution to holders and after satisfaction of liabilities to creditors of the Trust as provided by applicable law, an amount equal to the aggregate liquidation amount plus accrued and unpaid distributions to the date of payment. If the Trust has insufficient assets available to pay in full such aggregate liquidation distribution, then the amounts payable directly by the Trust on its capital securities and common securities shall be paid on a pro rata basis, except as set forth in “—Ranking of Capital Securities and Common Securities.”

After the liquidation date is fixed for any distribution of debentures to holders of capital securities:

•	the capital securities will no longer be deemed to be outstanding;

•	DTC or its nominee, as the record holder of the capital securities, will receive a registered global certificate or certificates representing the debentures to be delivered upon such distribution;

•

any certificates representing the capital securities not held by DTC or its nominee or surrendered to the exchange agent will be deemed to represent debentures having a principal amount equal to the stated liquidation amount of such capital securities, and bearing accrued and unpaid interest in an amount equal to the accrued and unpaid distributions on such capital securities until such certificates are so surrendered for transfer or reissuance;

•	we will use our best efforts to list debentures on the Nasdaq Global Select Market or such other exchange, if the capital securities were then so listed;

•	those holders who do not surrender their capital securities will be deemed to have exchanged them for debentures; and

all rights of the holders of the capital securities will cease, except the right to receive debentures upon such surrender.

Under current United States federal income tax law, and assuming, as expected, the Trust is treated as a grantor trust, a distribution of debentures in exchange for the capital securities would not be a taxable event to you. See “Certain United States Federal Income Tax Consequences—Receipt of Debentures or Cash upon Liquidation of the Trust.”

Liquidation Value

Upon liquidation of the Trust, you would be entitled to receive $10.00 per capital security, plus accumulated and unpaid distributions to the date of payment. That amount would be paid to you in the form of a distribution of debentures, subject to specified exceptions.

Ranking of Capital Securities and Common Securities

Payment of distributions on, and the redemption price of and the liquidation distribution in respect of, capital securities and common securities, as applicable, shall be made pro rata based on the liquidation amount of the capital securities and common securities, except that the rights of the holders of the common securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the capital securities upon the occurrence and continuation of an event of default.

In the case of any event of default under the trust agreement, we, as holder of the Trust’s common securities, will have no right to act with respect to any such event of default under the trust agreement until the effect of all such events of default with respect to the capital securities have been cured, waived or otherwise eliminated. Until all events of default under the trust agreement with respect to the capital securities have been so cured, waived or otherwise eliminated, the institutional trustee shall act solely on behalf of the holders of capital securities and not on our behalf, and only the holders of the capital securities will have the right to direct the institutional trustee to act on their behalf.

If an early dissolution event occurs in respect of the Trust, no liquidation distributions shall be made on the Trust’s common securities if there is an event of default unless full liquidation distributions are made on the capital securities.

Events of Default under Trust Agreement

An event of default under the indenture constitutes an event of default under the trust agreement. Certain events of default under the indenture entitle the institutional trustee, as sole holder of the debentures, or holders of at least 25% in principal amount of debentures, to declare the debentures due and payable under the indenture. If an event of default exists, the capital securities will have a preference over the common securities as described under “—Ranking of the Capital Securities and Common Securities.” For a more complete description of the events of default and the remedies available upon the occurrence of an event of default and acceleration with respect to the debentures, see “Description of the Junior Subordinated Debentures and the Indenture—Events of Default; Waiver and Notice” and “Relationship Among Capital Securities, Junior Subordinated Debentures and Guarantee.”

If an event of default has occurred and is continuing and such event is attributable to our failure to pay principal of or interest on the debt securities when due, any holder of the capital securities may institute a legal proceeding directly against us for such payment without first instituting a legal proceeding against the Trust, the institutional trustee or any other person or entity. The existence of an event of default under the trust agreement, in and of itself, with respect to the debentures does not entitle the holders of the capital securities to accelerate the maturity of such debentures.

Removal of Trustees and Administrators

Unless an event of default has occurred and is continuing, the institutional trustee or the Delaware trustee may be removed at any time by us as the holder of a majority in liquidation amount of the Trust’s common securities. No resignation or removal of a trustee and no appointment of a successor trustee shall be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the trust agreement.

In no event will the holders of the capital securities have the right to vote to appoint, remove or replace the administrators, which voting rights are vested exclusively in us, as the holder of the common securities.

Merger or Consolidation of Trustees

Any person into which the institutional trustee or the Delaware trustee, if not a natural person, may be merged or converted or with which it may be consolidated, or any person resulting from any merger, conversion or consolidation to which such trustee shall be a party, or any person succeeding to all or substantially all the corporate trust business of such trustee, shall be the successor of such trustee under the trust agreement, provided that such person shall be otherwise qualified and eligible.

Mergers, Consolidations, Amalgamations or Replacements of the Trust

The Trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to us or any other person, except as described below or as otherwise described in the trust agreement. The Trust may, at our request, with the consent of the administrators but without the consent of the holders of the capital securities, the institutional trustee or the Delaware trustee, merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to, a successor trust organized as such under the laws of any state if:

•	such successor entity either:

•	expressly assumes all of the obligations of the Trust with respect to the capital securities, or

•

substitutes for the capital securities other securities having substantially the same terms as the capital securities, or the “successor securities,” so long as the successor securities rank the same as the capital securities in priority with respect to distributions and payments upon liquidation, redemption and otherwise;

•	a trustee of such successor entity possessing the same powers and duties as the institutional trustee is appointed to hold the debentures then held by or on behalf of the institutional trustee;

•

such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not cause the capital securities, including any successor securities, to be downgraded by any nationally recognized statistical rating organization if the capital securities or debentures are rated;

•

such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of capital securities, including any successor securities, in any material respect;

•	the capital securities or their successor securities will be listed on a national exchange or with another organization on which the capital securities are then listed or quoted;

•	such successor entity has purposes substantially identical to those of the Trust;

•

prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, the Trust has received an opinion from counsel to the Trust experienced in such matters to the effect that:

•

such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of capital securities, including any Successor Securities, in any material respect,

•

following such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither the Trust nor such successor entity will be required to register as an investment company under the Investment Company Act of 1940, or “Investment Company Act;” and

•

such merger, consolidation, amalgamation, conveyance, transfer or lease will not cause the Trust or the successor entity to be classified other than as a grantor trust for U.S. federal income tax purposes;

•	we guarantee the obligations of such successor entity under the Successor Securities at least to the extent provided by the indenture, guarantee and trust agreement.

Notwithstanding the foregoing, the Trust may not, except with the consent of all holders of capital securities, consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause the Trust or the successor entity to be classified as other than a grantor trust for U.S. federal income tax purposes or cause the debentures to be treated as other than our indebtedness.

Voting Rights; Amendment of the Trust Agreement

Except as provided herein and under “Description of the Guarantee—Amendments and Assignment” and as otherwise required by law and the trust agreement, the holders of the capital securities will have no voting rights or control over the administration, operation or management of the Trust or the obligations of the parties to the trust agreement, including in respect of debentures beneficially owned by the Trust. Under the trust agreement, however, the institutional trustee will be required to obtain their consent before exercising some of its rights in respect of these securities.

We, together with the institutional trustee, may amend the trust agreement from time to time, without the consent of the holders of the capital securities:

•	to cure any ambiguity, correct or supplement any provisions in the trust agreement that may be defective or inconsistent with any other provision;

•	to add to the covenants, restrictions or obligations applicable to us, as sponsor; or

•

to modify, eliminate or add to any provisions of the trust agreement that are necessary or advisable, including, without limitation, to ensure that at all times, the Trust will be classified as a grantor trust for U.S. federal income tax purposes and will not be required to register as an investment company under the Investment Company Act.

Notwithstanding the foregoing, in each case noted above, the amendment may not adversely affect the powers, preferences, rights or interests of the holders of the capital securities.

In addition, we, together with the trustees, may amend the trust agreement with the consent of holders representing a majority in liquidation amount of the outstanding capital securities upon receipt of an opinion of counsel to the effect that the amendment or the exercise of any power granted to the trustees in accordance with the amendment will not affect the Trust’s classification as an entity that is not taxable as a corporation or as being a grantor trust for U.S. federal income tax purposes or the Trust’s exemption from status as an investment company under the Investment Company Act. However, unless we obtain the consent of each holder of capital securities, no such amendment may:

•	change the amount or timing of any distribution on the capital securities;

•	change the redemption date(s) or prices or the liquidation distribution or events; or

•	restrict the right of a holder of capital securities to sue for the enforcement of any payment on or after the specified date.

So long as the institutional trustee holds any debt securities, the trustees may not:

•	direct the time, method and place of exercising any trust or power conferred on the indenture trustee with respect to the debt securities;

•	waive certain past defaults under the indenture;

•	exercise any right to rescind or annul a declaration accelerating the maturity of the principal of the debt securities; or

•	consent to any amendment, modification or termination of the indenture or the debt securities, where such consent shall be required,

Indenture and Debentures. So long as the institutional trustee holds any debentures, the trustees may not, without obtaining the prior approval of the holders of a majority in aggregate liquidation amount of all outstanding capital securities:

•

direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee for the debentures, or execute any trust or power conferred on the indenture trustee with respect to such debentures;

•	waive any past default that is waivable under the indenture;

•	exercise any right to rescind or annul a declaration that the principal of all the debentures is due and payable; or

•	consent to any amendment, modification or termination of the indenture or such debentures, where such consent by the holders of the debentures shall be required.

If a consent under the indenture would require the consent of each holder of debentures affected thereby, no such consent may be given by the institutional trustee without the prior consent of each holder of the capital securities.

The institutional trustee will notify each holder of capital securities of any notice of default with respect to the debentures. In addition to obtaining the foregoing approvals of the holders of the capital securities, before taking any of the foregoing actions, the administrators of the Trust will obtain an opinion of counsel experienced in such matters to the effect that such action would not cause the Trust to be classified as other than a grantor trust for U.S. federal income tax purposes. The institutional trustee may not revoke any action previously authorized or approved by a vote of the holders of the capital securities except by subsequent vote of the holders of the capital securities.

General. Any required approval of holders of capital securities may be given at a meeting of holders of capital securities convened for such purpose or pursuant to written consent. The institutional trustee will cause a notice of any meeting at which holders of capital securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each record holder of capital securities in the manner set forth in the trust agreement.

No vote or consent of the holders of capital securities will be required for the Trust to redeem and cancel the capital securities in accordance with the trust agreement.

Notwithstanding that holders of the capital securities are entitled to vote or consent under any of the circumstances described above, any of the capital securities that are beneficially owned by us or our affiliates or the trustees or any of their affiliates, shall, for purposes of such vote or consent, be treated as if they were not outstanding.

Payment and Paying Agent

Payments on the capital securities shall be made to DTC, which shall credit the relevant accounts on the applicable distribution dates. If any capital securities are not held by DTC, such payments shall be made by check mailed to the address of the holder as such address shall appear on the register.

The paying agent shall initially be the institutional trustee. The paying agent shall be permitted to resign as paying agent upon 30 days’ written notice to the administrators and to the institutional trustee. In the event that Wilmington Trust Company shall no longer be the paying agent, the administrators will appoint a successor.

Registrar and Transfer Agent

Wilmington Trust Company, as institutional trustee, will act as registrar and transfer agent, or “transfer agent,” for the capital securities.

Registration of transfers of capital securities will be affected without charge by or on behalf of the Trust, but only upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. Neither the Trust nor the transfer agent shall be required to register the transfer of or exchange any capital security during a period beginning at the opening of business 15 days before the day of selection for redemption of capital securities and ending at the close of business on the day of mailing of notice of redemption or to transfer or exchange any capital security so selected for redemption in whole or in part, except, in the case of any capital security to be redeemed in part, any portion thereof not to be redeemed.

Any capital securities can be exchanged for other capital securities so long as such other capital securities have the same aggregate liquidation amount and same terms as the capital securities that were surrendered for exchange. The capital securities may be presented for registration of transfer, duly endorsed or accompanied by a satisfactory written instrument of transfer, at the office or agency maintained by us for that purpose in a place of payment. We may at any time rescind the designation or approve a change in the location of any office or agency, in addition to the security registrar, designated by us where holders can surrender the capital securities for registration of transfer or exchange. However, the Trust will be required to maintain an office or agency in each place of payment for the capital securities.

Information Concerning the Institutional Trustee

Other than during the occurrence and continuance of an event of default, the institutional trustee undertakes to perform only the duties that are specifically set forth in the trust agreement. After an event of default, the institutional trustee must exercise the same degree of care and skill as a prudent individual would exercise or use in the conduct of his or her own affairs. Subject to this provision, the institutional trustee is under no obligation to exercise any of the powers vested in it by the trust agreement at the request of any holder of capital securities unless it is offered indemnity satisfactory to it by such holder against the costs, expenses and liabilities that might be incurred. If no event of default has occurred and is continuing and the institutional trustee is required to decide between alternative courses of action, construe ambiguous provisions in the trust agreement or is unsure of the application of any provision of the trust agreement, and the matter is not one upon which holders of capital securities are entitled under the trust agreement to vote, then the institutional trustee will take any action that we direct. If we do not provide direction, the institutional trustee may take or refrain from taking any action that it deems advisable and in the interests of the holders of the capital securities and will have no liability except for its own bad faith, negligence or willful misconduct.

We and our affiliates may maintain certain accounts and other banking relationships with the institutional trustee and its affiliates in the ordinary course of business.

Governing Law

The trust agreement will be governed by and construed in accordance with the laws of the State of Delaware.

Miscellaneous

The administrators are authorized and directed to conduct the affairs of and to operate the Trust in such a way that it will not be required to register as an “investment company” under the Investment Company Act and will not be characterized as other than a grantor trust for U.S. federal income tax purposes. The administrators are authorized and directed to conduct their affairs so that the debentures will be treated as our indebtedness for U.S. federal income tax purposes.

In this regard, we and the administrators are authorized to take any action, not inconsistent with applicable law, the certificate of trust of the Trust or the trust agreement, that we and the administrators determine to be necessary or desirable to achieve such ends, as long as such action does not materially and adversely affect the interests of the holders of the capital securities.

Holders of the capital securities have no preemptive or similar rights. The capital securities are not convertible into or exchangeable for our common stock or preferred stock.

Subject to the Federal Reserve’s risk-based capital guidelines and policies applicable to bank holding companies, we or our affiliates may from time to time purchase any of the capital securities that are then outstanding by tender, in the open market or by private agreement.

DESCRIPTION OF THE JUNIOR SUBORDINATED DEBENTURES AND THE INDENTURE

The following is a brief description of certain terms of the debentures and the indenture. It does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the debentures and the indenture, which are filed with the SEC and incorporated by reference into this prospectus and copies of which are available upon request from us.

General

The debentures will be issued pursuant to an Indenture, dated as of                     , 2008, between us, as issuer, and Wilmington Trust Company, as indenture trustee. You should read the indenture for provisions that may be important to you. When we use the term “holder” in this prospectus with respect to a registered debenture, we mean the person in whose name such debenture is registered in the security register.

The indenture does not limit the amount of debt that we or our subsidiaries may incur either under the indenture or other indentures to which we are or become a party. The debentures are not convertible into or exchangeable for our common stock or authorized preferred stock. The debentures will be unsecured and will be deeply subordinated upon our liquidation (whether in bankruptcy or otherwise) to all of our indebtedness for money borrowed, including other subordinated debt that is not by its terms expressly made pari passu with or junior to the debentures upon liquidation. The debentures will rank pari passu with the $41.2 million of existing parity securities previously issued or assumed by us.

Interest Rate and Interest Payment Dates

The debentures will bear interest at the annual rate of   .    %, payable quarterly in arrears on [March 15], [June 15], [September 15] and [December 15] of each year, beginning on [            15], 2008. We refer to these dates as “interest payment dates,” and to the period beginning on and including                     , 2008 and ending on but excluding the first interest payment date, and each successive period beginning on and including an interest payment date and ending on but excluding the next interest payment date, as an “interest period.” The amount of interest payable will be computed with respect to any interest period ending on or prior to             [15], 2038 on the basis of a 360-day consisting of twelve 30-day months.

In the event that any interest payment date is not a business day, the interest payment made on the following business day shall be made without the accrual of additional interest.

Accrued interest that is not paid on the applicable interest payment date (after giving effect to the adjustment for non-business days described above) will bear interest, to the extent permitted by law, at the annual rate of     %, compounded quarterly from the relevant interest payment date. The terms “interest” and “deferred interest” refer not only to regularly scheduled interest payments but also to interest on interest payments not paid on the applicable interest payment date.

We may elect to make payment of any defaulted interest at any time upon notice.

Maturity

The debentures will mature on [            15], 2038, if not redeemed earlier as described in “ —Redemption.”

Option to Defer Interest Payments

We may on one or more occasions defer payment of interest on the debentures for one or more consecutive interest periods up to 20 consecutive interest payment dates. We have no present intention of exercising our right to defer payments of interest on the debentures. We may not defer interest beyond the final repayment date or the earlier redemption in full of the debentures. We may not elect to defer payment if the following events of default have occurred and are continuing:

•	default in the payment of interest on any note following non-payment of any interest for 20 consecutive quarterly interest payment periods;

•	our bankruptcy or insolvency;

•	we institute or consent to bankruptcy or insolvency proceedings;

•

receivership of one of our major subsidiary depository institutions within the meaning of the Federal Reserve’s risk-based capital guidelines applicable to bank holding companies. As of the date of this prospectus, the Bank is the only subsidiary depository institution; or

•

liquidation of the Trust without a distribution of the debentures to the holders of capital securities, without redemption of all capital securities or in the case of certain permitted merger-like transactions.

Deferred interest on the debentures will bear interest at the annual rate, compounded quarterly from the relevant interest payment date, subject to applicable law. As used in this prospectus, a “deferral period” refers to the period beginning on an interest payment date with respect to which we elect to defer interest and ending on the earlier of (i) the fifth anniversary of that interest payment date and (ii) the next interest payment date on which we have paid the deferred amount, all deferred amounts with respect to any subsequent period and all other accrued interest on the debentures.

If we have paid all deferred interest on the debentures, we can again defer interest payments on the debentures as described above.

If the institutional trustee, on behalf of the Trust, is the sole holder of the debentures, we will give the institutional trustee and the relevant Delaware trustee written notice of our election to commence or extend a deferral period no less than fifteen business days before the next succeeding date on which the distributions on the capital securities are payable. The institutional trustee will give notice of our election of a deferral period to the holders of the capital securities.

If we defer payments of interest on the debentures, the debentures will be treated as being issued with original issue discount for United States federal income tax purposes. This means that you must include interest income with respect to the deferred distributions on your capital securities in gross income for United States federal income tax purposes, prior to receiving any cash distributions. See “Certain United States Federal Income Tax Consequences—Interest Income and Original Issue Discount.”

Dividend and Other Payment Stoppages during Interest Deferral and under Certain Other Circumstances

We will agree that, so long as any debentures remain outstanding, if we have given notice of our election to defer interest payments on the debentures but the related deferral period has not yet commenced or if a deferral period is continuing, or an event of default has occurred, then we will not, and will not permit any of our subsidiaries to:

•	declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any shares of our capital stock;

•

make any payment of principal of, or interest or premium, if any, on, or repay, purchase or redeem any of our debt securities that rank pari passu in all respects with the debentures (including the debentures, “parity securities”) or junior to the debentures; or

•	make any payments under any guarantee that ranks pari passu in all respects with or junior to our guarantee related to the debentures.

The restrictions listed above do not apply to:

•	any purchase, redemption or other acquisition of shares of our capital stock in connection with:

•	any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants;

•	a dividend reinvestment or shareholder purchase plan;

•

the issuance of our capital stock, or securities convertible into or exercisable for such capital stock, as consideration in an acquisition transaction entered into prior to the applicable deferral period or default;

•

any exchange or conversion of any class or series of our capital stock, or the capital stock of one of our subsidiaries, for any other class or series of its capital stock, or of any class or series of our indebtedness for any class or series of our capital stock;

•	any purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the securities being converted or exchanged;

•

any declaration of a dividend in connection with any shareholder rights plan, or the issuance of rights, stock or other property under any shareholder rights plan, or the redemption or repurchase of rights pursuant thereto; or

•

any dividend in the form of stock, warrants, options or other rights where the dividend stock or stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equally with or junior to such stock.

Our outstanding junior subordinated debt securities contain comparable provisions that will restrict the payment of principal of, and interest on, and the repurchase or redemption of, any of the debentures as well as any guarantee payments on the guarantee of the debentures if circumstances comparable to the foregoing occur with respect to those securities.

Redemption

The debentures are:

•	redeemable, in whole or in part, at any time on or after [15], 2013 at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest through the date of redemption; and

•

redeemable, in whole but not in part, after the occurrence of a “tax event,” a “capital treatment event” or an “investment company event,” as described below, at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest through the date of redemption unless such redemption occurs prior to [            15,] 2013, in which case the special event redemption price will apply and will be equal to an amount in cash equal to the percentage of the principal amount that is specified below for the special event redemption date plus accrued and unpaid interest to but excluding the special event redemption date:

•	% until, but excluding, [ 15], 2009;

•	% for the 12-month period beginning [ 15], 2009;

•	% for the 12-month period beginning [ 15], 2010;

•	% for the 12-month period beginning [ 15], 2011; and

•	% for the 12-month period beginning [ 15], 2012.

Except as set forth above, the debentures are not redeemable prior to             [15], 2013.

Moreover, under the current risk-based capital adequacy guidelines of the Federal Reserve, Federal Reserve approval is generally required for the early redemption of preferred stock or capital securities included in regulatory capital. Accordingly, Federal Reserve approval would generally be required for the redemption of the debentures.

A “capital treatment event” means our receipt of an opinion of counsel experienced in such matters that, as a result of the occurrence of any amendment to, or change (including any announced prospective change) in, the laws (or any rules or regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws, rules or regulations, which amendment or change is effective or which pronouncement, action or decision is announced on or after the date of issuance of the capital securities, there is more than an insubstantial risk that we will not be entitled to treat the capital securities as “Tier I capital” or “Tier II capital” (or the then equivalents thereof) for purposes of the capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to us. For the avoidance of doubt, the inability of the Company to treat all or any portion of the aggregate liquidation amount of the Capital Securities as “Tier I Capital” as a result of the changes effected by the final rule adopted by the Federal Reserve on March 1, 2005 shall not constitute the basis for a Capital Treatment Event.

An “investment company event” means the receipt by us of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the capital securities, there is more than an insubstantial risk that the Trust is or will be considered an “investment company” that is required to be registered under the Investment Company Act.

A “tax event” means the receipt by us of an opinion of counsel experienced in such matters to the effect that, as a result of any:

•

amendment to or change (including any announced prospective change) in the laws or regulations of the United States or any political subdivision or taxing authority of or in the United States that is enacted or becomes effective after the initial issuance of the capital securities; or

•

official administrative decision or judicial decision or administrative action or other official pronouncement (including any private letter ruling, technical advice memorandum, regulatory procedure, notice or announcement) interpreting or applying those laws or regulations, whether or not subject to appeal or review, that is enacted, promulgated or announced after the initial issuance of the capital securities; and

•	there is more than an insubstantial increase in risk that:

•	the Trust is or will be subject to United States federal income tax with respect to income received or accrued on the debentures;

•	interest payable by us on the debentures is not, or will not be, deductible by us, in whole or in part, for United States federal income tax purposes; or

•	the Trust is or will be subject to more than a de minimis amount of other taxes, duties or other governmental charges.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of debentures to be redeemed at its registered address. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the debentures or portions thereof called for redemption.

In the event of any redemption, neither we nor the indenture trustee will be required to:

•

issue, register the transfer of, or exchange, debentures during a period beginning at the opening of business 15 days before the day of selection for redemption of debentures and ending at the close of business on the day of mailing of notice of redemption; or

•	transfer or exchange any debentures so selected for redemption, except, in the case of any debentures being redeemed in part, any portion thereof not to be redeemed.

Subordination

Our obligations to pay interest on, and principal of, the debentures are subordinate and junior in right of payment and upon liquidation to all our senior debt, as defined below, whether now outstanding or subsequently incurred.

For purposes of the debentures, “senior debt” is defined as:

(1)	the principal, premium, if any, and interest in respect of debt for money we have borrowed;

(2)	the principal, premium, if any, and interest in respect of debt evidenced by a bond, note, debenture, security or similar instrument issued by us, whether or not given in connection with the acquisition of any business, property or assets, whether by purchase, merger, consolidation or otherwise, but not any account payable or other obligation created or assumed in the ordinary course of business in connection with the obtaining of materials or services;

(3)	debt which is a direct or indirect obligation which arises as a result of banker’s acceptances or bank letters of credit issued to secure our obligations;

(4)	our obligation as lessee under any lease of property which is reflected on our balance sheet as a capitalized lease;

(5)	debt secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on our property; and

(6)	any debt of others described in the preceding clauses (1) through (5) which we have guaranteed or for which we are otherwise liable.

For purposes of the debentures, senior debt will exclude the following:

(A)	any other debt securities issued to any trust other than the Trust (or a trustee of such trust), partnership or other entity affiliated with us that is a financing entity of us, in connection with the issuance by such financing entity of equity securities or other securities in transactions substantially similar in structure to the transactions contemplated under the indenture and in the trust agreement, including without limitation the debt securities issued to (1) AmericanWest Statutory Trust I, (2) Columbia Trust Statutory Trust I, (3) AmericanWest Capital Trust II and (4) AmericanWest Capital Trust III;

(B)	any guarantees of us in respect of the equity or other securities of any financing entity referred to in clause (A) above; and

(C)	trade accounts payable and other accrued liabilities arising in the ordinary course of business.

No change in the subordination of the debentures in a manner adverse to holders will be effective against any holder without its consent.

All liabilities of our subsidiaries, including trade accounts payable and accrued liabilities arising in the ordinary course of business, are effectively senior to the debentures to the extent of the assets of such subsidiaries. At March 31, 2008, we did not have any indebtedness for money borrowed (excluding all of the liabilities of our subsidiaries) that would rank senior to the debentures upon liquidation and our subsidiaries’

direct borrowings and deposit liabilities that would effectively rank senior to the debentures upon liquidation totaled approximately $1.6 billion. The debentures will rank pari passu with the existing parity securities.

In addition, we will not incur any additional indebtedness for borrowed money that ranks pari passu with or junior to the debentures except in compliance with applicable Federal Reserve regulations and guidelines.

If certain events in bankruptcy, insolvency or reorganization occur, we will first pay all senior debt, including any interest accrued after the events occur, in full before we make any payment or distribution, whether in cash, securities or other property, on account of the principal of or interest on the debentures. In such an event, we will pay or deliver directly to the holders of senior debt any payment or distribution otherwise payable or deliverable to holders of the debentures. We will make the payments to the holders of senior debt according to priorities existing among those holders until we have paid all senior debt, including accrued interest, in full. Notwithstanding the subordination provisions discussed in this paragraph, we may make payments or distributions on the debentures so long as:

•	senior debt is assumed by the new corporation, if any, from reorganization and the rights of senior debt are not altered without consent;

•	the payments or distributions consist of securities issued by us or another company in connection with a plan of reorganization or readjustment; and

•

payment on those securities is subordinate to outstanding senior debt and any securities issued with respect to senior debt under such plan of reorganization or readjustment at least to the same extent provided in the subordination provisions of the debentures.

If such events in bankruptcy, insolvency or reorganization occur, after we have paid in full all amounts owed on senior and subordinated debt, the holders of debentures together with the holders of any of our other obligations ranking equal with the debentures will be entitled to receive from our remaining assets any principal or interest due at that time on the debentures and such other obligations before we make any payment or other distribution on account of any of our capital stock or obligations ranking junior to the debentures.

If we violate the indenture by making a payment or distribution to holders of the debentures before we have paid all the senior and subordinated debt in full, then such holders of the debentures will have to pay or transfer the payments or distributions to the trustee in bankruptcy, receiver, liquidating trustee or other person distributing our assets for payment of the senior and subordinated debt

Because of the subordination, if we become insolvent, holders of senior debt may receive more, ratably, and holders of the debentures having a claim pursuant to those securities may receive less, ratably, than our other creditors, including trade creditors. This type of subordination will not prevent an event of default from occurring under the indenture in connection with the debentures.

We may modify or amend the indenture as provided under “—Modification of Indenture.” However, the modification or amendment may not, without the consent of the holders of all senior and subordinated debt outstanding, modify any of the provisions of the indenture relating to the subordination of the debentures in a manner that would adversely affect the holders of senior debt.

The indenture places no limitation on the amount of senior debt that we may incur. We expect from time to time to incur additional indebtedness and other obligations constituting senior debt.

Payment and Paying Agent

Payment of principal of, and interest on, the debentures will be made at the office of the indenture trustee in Wilmington, Delaware, or at the place of such paying agent or paying agents as we may designate from time to time, except that, at our option, payment on any interest on an interest payment date other than maturity or earlier redemption may be made, except in the case of debentures in global form:

•	by check mailed to the address of the person or entity entitled to the interest payment as such address appears in the register for the debentures; or

•

by transfer to an account maintained by the person or entity entitled to the interest payment as specified in the register, provided that proper transfer instructions have been received by the relevant record date.

Payment of any interest on the debentures on any interest payment date will be made to the person or entity in whose name the debt security is registered at the close of business on the record date for the interest payment date, which will be the date that is 15 calendar days prior to the relevant interest payment date, whether or not the record date falls on a business day, except in the case of defaulted interest. We may at any time designate additional paying agents or rescind the designation of any paying agent; however we will always be required to maintain a paying agent in each place of payment for the debentures.

Payments in respect of the debentures in global form or those held by the institutional trustee, and upon surrender at maturity or earlier redemption regardless of whether in global or certificated form, will be payable in immediately available funds.

If the Trust is dissolved and the debentures are distributed to the holders of the capital securities, we may appoint a paying agent from whom holders of debentures can receive payment of the principal of and interest on the debentures. The paying agent may elect to pay any interest on the debentures by mailing a check to the person listed as the owner of the debentures in the security register. It will pay interest on the debentures:

•	on an interest payment date to the person in whose name that note is registered at the close of business on the record date relating to that interest payment date; and

•	on the date of maturity or earlier redemption or repayment to the person who surrenders such debentures at the office of the appointed paying agent.

Any money that we pay to a paying agent for the purpose of making payments on the debentures and that remains unclaimed two years after the payments were due will, at our request, be returned to us and after that time any holder of such debentures can only look to us for the payments on such debentures.

Exchange; Transfer

Any debentures can be exchanged for other debentures so long as such other debentures have the same aggregate principal amount and same terms as the debentures that were surrendered for exchange. The debentures may be presented for registration of transfer, duly endorsed or accompanied by a satisfactory written instrument of transfer, at the office or agency maintained by us for that purpose in a place of payment. There will be no service charge for any registration of transfer or exchange of the debentures, but we may require holders to pay any tax or other governmental charge payable in connection with a transfer or exchange of the debentures. We may at any time rescind the designation or approve a change in the location of any office or agency, in addition to the security registrar, designated by us where holders can surrender the debentures for registration of transfer or exchange. However, we will be required to maintain an office or agency in each place of payment for the debentures.

Limitation on Mergers and Sales of Assets

The indenture provides that we may consolidate with or merge into another corporation or transfer our properties and assets substantially as an entirety to another person if:

•

the entity formed by the consolidation or into which we merge, or to which we transfer our properties and assets, (1) is a corporation, partnership or trust organized and existing under the laws of the United

States, any state of the United States or the District of Columbia and (2) expressly assumes by supplemental indenture the payment of any principal, premium or interest on the debentures, and the performance of our other covenants under the indenture; and

•

immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing under the indenture; and

•	certain other conditions as prescribed in the indenture are met.

If we consolidate or merge with or into any other entity or sell or lease all or substantially all of our assets according to the terms and conditions of the indenture, the resulting or acquiring entity will be substituted for us in such indenture with the same effect as if it had been an original party to the indenture. As a result, such successor entity may exercise our rights and powers under the indenture, in our name and, except in the case of a lease of all or substantially all of our properties and assets, we will be released from all of its liabilities and obligations under the indenture and under the debentures.

Events of Default; Waiver and Notice

The following events are “events of default” with respect to the debentures:

•	default in the payment of interest on any debenture for 30 days;

•	default in the payment or principal or premium on any debenture at maturity;

•	default in the payment of interest on any debenture following non-payment of any interest for 20 consecutive quarterly interest payment periods;

•	failure to cure one of the following after notice and a 90-day period to cure has been provided:

•	failure to pay any taxes, duties, assessments or government charges following a tax event;

•	failure to comply with the provisions in the indenture governing merger, consolidation or similar transactions;

•	failure to comply with the dividend restriction provisions in the indenture; or

•	failure to hold the common securities and maintain the Trust;

•	our bankruptcy or insolvency;

•	we institute or consent to bankruptcy or insolvency proceedings;

•

receivership of one of our major subsidiary depository institutions within the meaning of the Federal Reserve’s risk-based capital guidelines applicable to bank holding companies. As of the date of this prospectus, the Bank is the only subsidiary depository institution; or

•

liquidation of the Trust without a distribution of the debentures to the holders of capital securities, without redemption of all capital securities or in the case of certain permitted merger-like transactions.

The indenture provides that the indenture trustee must give holders notice of all defaults or events of default within 90 days after it becomes actually known to a responsible officer of the indenture trustee. However, except in the cases of a default or an event of default in payment on the debentures, the indenture trustee will be protected in withholding the notice if its responsible officers determine that withholding of the notice is in the interest of such holders.

If an event of default occurs due to failure to pay interest following non-payment for 20 consecutive interest payment periods under the indenture occurs and continues, the indenture trustee or the holders of at least 25% in aggregate principal amount of the outstanding debentures may declare the entire principal and all accrued but unpaid interest on all debentures to be due and payable immediately. If the indenture trustee or the holders of debentures do not make such declaration and the debentures are beneficially owned by the Trust or a trustee of the Trust, the institutional trustee or the holders of at least 25% in aggregate liquidation amount of the capital securities shall have such right. The institutional trustee may annul the declaration and waive the default, provided all defaults have been cured and all payment obligations have been made current. Should the institutional trustee fail to annul the declaration and waive the default, the holders of a majority in aggregate liquidation amount of the capital securities will have the right to do so.

Upon a default due to bankruptcy, insolvency, receivership of the Bank or certain liquidations or dissolution of the Trust, the entire principal amount of the debentures becomes due and payable immediately without further action. The holders of not less than a majority of the aggregate principal amount of the outstanding debentures can, subject to certain conditions (including, if the debentures are held by the Trust or a trustee of the Trust, the consent of the holders of not less than a majority in aggregate liquidation amount of the capital securities), rescind and annul such acceleration. If the holders of the debentures do not rescind such declaration and the debentures are beneficially owned by the Trust or institutional trustee of the Trust, the holders of at least a majority in aggregate liquidation amount of the capital securities shall have such right.

The holders of a majority in aggregate principal amount of the outstanding debentures may waive any past default, except:

•

a default in payment of principal or interest (unless the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the trustee); or

•	a default under any provision of the indenture that itself cannot be modified or amended without the consent of the holder of each outstanding debenture.

If the debentures are beneficially owned by the Trust or a trustee of the Trust, any such waiver shall require the consent of the holders of at least a majority in aggregate liquidation amount of the capital securities.

The holders of a majority in principal amount of the debentures shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee.

We are required to file an officers’ certificate with the indenture trustee each year that states, to the knowledge of the certifying officer, whether or not any defaults exist under the terms of the indenture.

Actions Not Restricted by Indenture

The indenture does not contain restrictions on our ability to:

•	incur, assume or become liable for any type of debt or other obligations;

•	create liens on our property for any purpose; or

•

pay dividends or make distributions on our capital stock or repurchase or redeem our capital stock, except as set forth in this Section under “Dividend and Other Payment Stoppages during Interest Deferral and under Certain Other Circumstances.”

The indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity. In addition, the indenture does not contain any provisions that would require us to repurchase or redeem or modify the terms of any of the debentures upon a change of control or other event involving us that may adversely affect the creditworthiness of the debentures.

No Protection in the Event of a Highly Leveraged Transaction

The indenture does not protect holders from a sudden and dramatic decline in credit quality resulting from takeovers, recapitalizations, or similar restructurings or other highly leveraged transactions.

Distribution of Corresponding Assets

If the debentures are owned by the Trust, under circumstances involving the dissolution of the Trust, the debentures may be distributed to the holders of the capital securities in liquidation of the Trust after satisfaction of the Trust’s liabilities to its creditors, provided that any required regulatory approval is obtained. See “Description of the Capital Securities—Optional Liquidation of Trust and Distribution of Debentures to Holders.”

If the debentures are distributed to the holders of capital securities, we anticipate that the depositary arrangements for the debentures will be substantially identical to those in effect for the capital securities. See “Book-Entry System.”

Modification of Indenture

Under the indenture, certain of our rights and obligations and certain of the rights of holders of the debentures may be modified or amended with the consent of the holders of at least a majority of the aggregate principal amount of the outstanding debentures. However, the following modifications and amendments will not be effective against any holder without its consent:

•	a change in the stated maturity of any payment of principal or interest;

•	a change of the date of payment of any interest;

•	a reduction in any principal amount, interest or premium upon redemption on the debentures;

•	change the place of payment where, or the coin or currency or currency unit in which, any principal, premium or interest, on the debentures is payable;

•	a limitation of a holder’s right to sue us for the enforcement of payments due on the debentures;

•

a reduction in the percentage of outstanding debentures required to consent to a modification or amendment of the indenture or required to consent to a waiver of compliance with certain provisions of the indenture or certain defaults under the indenture; or

•	a modification of any of the foregoing requirements contained in the indenture.

Under the indenture, the holders of at least a majority of the aggregate principal amount of the outstanding debentures may, on behalf of all holders of the debentures, waive compliance by us with any covenant or condition contained in the indenture.

If the consent of the holder of each outstanding debenture is required for such modification or waiver, no such modification or waiver shall be effective without the prior consent of each holder of the capital securities.

AmericanWest Bancorporation and the indenture trustee may execute, without the consent of any holder of debentures, any supplemental indenture for the purposes of:

•	evidencing the succession of another corporation to AmericanWest Bancorporation, and the assumption by such successor of its covenants contained in the indenture and the debentures;

•	adding covenants, restrictions or obligations that are not materially adverse to the holders of the debentures;

•	making any changes to ensure the debentures are treated as debt for tax purposes; or

•

curing any ambiguity, correcting or supplementing any provision in the indenture that may be defective or inconsistent with any other provision therein or making any other provisions with respect to matters or questions arising under the indenture that shall not be inconsistent with any provision therein, provided that such other provisions shall not adversely affect the interests of the holders of the debentures in any material respect.

Trust Expenses

We have agreed to pay, and reimburse the Trust for, the full amounts of any costs, expenses or liabilities of the Trust, other than obligations of the Trust to pay to the holders of any capital securities the amounts due such holders pursuant to the terms of the capital securities. This payment obligation will include any costs, expenses or liabilities of the Trust that are required by applicable law to be satisfied in connection with a termination of the Trust.

Governing Law

The indenture and the debentures will be governed by, and construed in accordance with, the laws of the State of New York.

The Indenture Trustee

The indenture trustee will have all of the duties and responsibilities specified under the Trust Indenture Act. Other than its duties in a case of default, the indenture trustee is under no obligation to exercise any of the powers under the indenture at the request, order or direction of any holders of debentures unless offered reasonable indemnification. The indenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if it reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

DESCRIPTION OF THE GUARANTEE

The following is a brief description of the terms of the guarantee. It does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the guarantee, which has been filed with the SEC and incorporated by reference into the registration statement to which this prospectus relates and copies of which are available upon request from us.

General

The following payments on the capital securities, also referred to as the “guarantee payments,” if not fully paid by the Trust, will be paid by us under a guarantee, or “guarantee,” that we will execute and deliver for the benefit of the holders of capital securities. Pursuant to the guarantee, we will irrevocably and unconditionally agree to pay in full the guarantee payments, without duplication:

•	any accumulated and unpaid distributions required to be paid on the capital securities, to the extent the Trust has funds available to make the payment;

•	the redemption price for any capital securities called for redemption by the Trust, to the extent the Trust has funds available to make the payment; and

•

upon a voluntary or involuntary dissolution, winding-up, liquidation or termination of the Trust, other than in connection with a distribution of a like amount of corresponding assets to the holders of the capital securities, the lesser of:

•

the aggregate of the liquidation amount of the capital securities and all accrued and unpaid distributions on the capital securities to the date of payment, to the extent the Trust has funds available to make the payment; and

•

the amount of assets of the Trust remaining available for distribution to holders of the capital securities upon liquidation of the Trust after satisfaction of liabilities to creditors of the Trust as required by applicable law.

Our obligation to make a guarantee payment may be satisfied by direct payment of the required amounts by us to the holders of the capital securities or by causing the Trust to pay the amounts to the holders.

If we do not make a required payment on the debentures, the Trust will not have sufficient funds to make the related payments on the capital securities. The guarantee does not cover payments on the capital securities when the Trust does not have sufficient funds to make these payments. If we do not pay any amounts on the debentures when due, holders of the capital securities will have to rely on the enforcement by the institutional trustee of its rights as registered holder of the debentures or proceed directly against us for payment of any amounts due on the debentures. Because we are a holding company, our rights to participate in the assets of any of our subsidiaries upon the subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors except to the extent that we may be a creditor with recognized claims against the subsidiary. The guarantee does not limit the incurrence or issuance by us of other secured or unsecured indebtedness.

The guarantee will be qualified as an indenture under the Trust Indenture Act. Wilmington Trust Company will act as “guarantee trustee” for the guarantee for purposes of compliance with the provisions of the Trust Indenture Act. The guarantee trustee will hold the guarantee for the benefit of the holders of the capital securities.

Effect of the Guarantee

The guarantee, when taken together with our obligations under the indenture and the Trust’s obligations under the trust agreement, including our obligations to pay costs, expenses, debts and liabilities of the Trust, other than with respect to the capital securities, has the effect of providing a full and unconditional guarantee on a subordinated basis of payments due on the capital securities. See “Relationship among Capital Securities, Junior Subordinated Debentures and Guarantee.”

Status of the Guarantee

The guarantee will be unsecured and will rank:

•	subordinate and junior in right of payment to all of our senior and subordinated debt in the same manner as the debentures as set forth in the indenture; and

•

equally with all other guarantees for payments on capital securities that we issue in the future to the extent the related subordinated debentures by their terms rank pari passu with the debentures, subordinated debentures that we issue in the future to the extent that by their terms rank pari passu with the debentures and any of our other present or future obligations that by their terms rank pari passu with such guarantee.

The guarantee will constitute a guarantee of payment and not of collection, which means that the guaranteed party may sue the guarantor to enforce its rights under the guarantee without suing any other person or entity. The guarantee will be held for the benefit of the holders of the capital securities. The guarantee will be discharged only by payment of the guarantee payments in full to the extent not paid by the Trust.

Amendments and Assignment

The guarantee may be amended only with the prior approval of the holders of not less than a majority in aggregate liquidation amount of the outstanding capital securities. The approval of such holders will not be required, however, for any changes that do not adversely affect the rights of holders of the capital securities in any material respect. All guarantees and agreements contained in the guarantee will bind our successors, assignees, receivers, trustees and representatives and will be for the benefit of the holders of the capital securities then outstanding.

Termination of the Guarantee

The guarantee will terminate:

•	upon full payment of the redemption price of all capital securities;

•	upon the distribution of the debentures in exchange for all of the capital securities; or

•	upon full payment of the amounts payable in accordance with the trust agreement upon dissolution of the Trust.

The guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of capital securities must restore payment of any sums paid under the capital securities or the guarantee.

Events of Default

An event of default under the guarantee will occur if we fail to perform any payment obligation or if we fail to perform any other obligation under the guarantee and such default remains unremedied for 30 days after notice.

The holders of a majority in liquidation amount of the capital securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee, to direct the exercise of any trust or power conferred upon the guarantee trustee under the guarantee or to waive an event of default. Any holder of capital securities may institute a legal proceeding directly against us to enforce the guarantee trustee’s rights and our obligations under the guarantee, without first instituting a legal proceeding against the Trust, the guarantee trustee or any other person or entity.

As guarantor, we are required to file annually with the guarantee trustee a certificate as to whether or not we are in compliance with all applicable conditions and covenants under the guarantee.

Information Concerning the Guarantee Trustee

Prior to the occurrence of an event of default relating to the guarantee, the guarantee trustee is required to perform only the duties that are specifically set forth in the guarantee. Following the occurrence of an event of default, the guarantee trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Provided that the foregoing requirements have been met, the guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of capital securities, unless offered indemnity satisfactory to it against the costs, expenses and liabilities that might be incurred thereby.

We and our affiliates may maintain certain accounts and other banking relationships with the guarantee trustee and its affiliates in the ordinary course of business.

Governing Law

The guarantee will be governed by and construed in accordance with the laws of the State of New York.

RELATIONSHIP AMONG THE CAPITAL SECURITIES, JUNIOR SUBORDINATED DEBENTURES AND GUARANTEE

As set forth in the trust agreement, the exclusive purposes of the Trust are:

•	issuing the capital securities and common securities representing undivided beneficial interests in the Trust;

•	investing the gross proceeds of the capital securities and the common securities in the debentures; and

•	engaging in only those activities convenient, necessary or incidental thereto.

As long as payments of interest and other payments are made when due on the debentures, those payments will be sufficient to cover the distributions and payments due on the capital securities. This is due to the following factors:

•	the Trust will hold an aggregate principal amount of debentures equal to the sum of the aggregate liquidation amount of the capital securities and the Trust’s common securities;

•	the interest rate on the debentures will match the distribution rate on the capital securities and the Trust’s common securities;

•	the interest and other payment dates on the debentures will match the distribution dates for the capital securities and the Trust’s common securities;

•

under the trust agreement, we will pay, and the Trust will not be obligated to pay, directly or indirectly, all costs, expenses, debts and obligations of the Trust, other than those relating to the Trust’s obligations to holders of capital securities; and

•	the trust agreement further provides that the administrators shall cause the Trust not to engage in any activity other than as required or authorized by the trust agreement.

To the extent that funds are available, we guarantee payments of distributions and other payments due on the capital securities to the extent described in this prospectus. If we do not make interest payments on the debentures, the Trust will not have sufficient funds to pay distributions on the capital securities. The guarantee is a subordinated guarantee in relation to the capital securities. The guarantee does not apply to any payment of distributions unless and until the Trust has sufficient funds for the payment of such distributions. See “Description of the Guarantee.”

We have the right to set off any payment that we are otherwise required to make under the indenture with any payment that we have previously made or is concurrently on the date of such payment making under the guarantee. The guarantee covers the payment of distributions and other payments on the capital securities only if and to the extent that we have made a payment of interest or principal or other payments on the debentures. The guarantee, when taken together with our obligations under the debentures and the indenture and our obligations under the trust agreement, will provide a full and unconditional guarantee of distributions, redemption payments and liquidation payments on the capital securities.

If we fail to make interest or other payments on the debentures when due, taking into account any applicable deferral period, the trust agreement allows the holders of the capital securities to direct the institutional trustee to enforce its rights under the debentures. If the institutional trustee fails to enforce these rights, any holder of capital securities may directly sue us to enforce such rights without first suing the institutional trustee or any other person or entity.

A holder of capital securities may institute a direct action if we fail to make interest or other payments on the debentures when due, taking into account any applicable deferral period. A direct action may be brought without first:

•	directing the institutional trustee to enforce the terms of the debentures; or

•	suing us to enforce the institutional trustee’s rights under the debentures.

We acknowledge that the guarantee trustee will enforce the guarantee on behalf of the holders of the capital securities. If we fail to make payments under the guarantee, the holders of the capital securities may direct the guarantee trustee to enforce its rights under such guarantee. If the guarantee trustee fails to enforce the guarantee, any holder of capital securities may directly sue us to enforce the guarantee trustee’s rights under the guarantee. The holder need not first sue the Trust, the guarantee trustee, or any other person or entity. A holder of capital securities may also directly sue us to enforce the holder’s right to receive payment under the guarantee. The holder need not first direct the guarantee trustee to enforce the terms of the guarantee or sue the Trust or any other person or entity.

AmericanWest Bancorporation and the Trust believe that the above mechanisms and obligations, taken together, are equivalent to a full and unconditional guarantee on a subordinated basis by us of payments due on the capital securities.

Limited Purpose of Trust

The capital securities evidence beneficial interests in the Trust. A principal difference between the rights of a holder of a capital security and a holder of debentures is that a holder of debentures would be entitled to receive from the issuer the principal amount of and interest accrued on such debentures, while a holder of capital securities is entitled to receive distributions from the Trust, or from us under the guarantee, if and to the extent the Trust has funds available for the payment of such distributions.

Rights upon Dissolution

Upon any voluntary or involuntary dissolution of the Trust, holders of capital securities will receive the distributions described under “Description of the Capital Securities—Optional Liquidation of Trust and Distribution of Debentures to Holders.” Upon our voluntary or involuntary liquidation or bankruptcy, the holders of the debentures would be our subordinated creditors, subordinated in right of payment to all indebtedness senior to the debentures as set forth in the indenture, but entitled to receive payment in full of principal and interest before any of our shareholders receive distributions. Since we are the guarantor under the guarantee and have agreed under the indenture to pay for all costs, expenses and liabilities of the Trust, other than the Trust’s obligations to the holders of the capital securities, the positions of a holder of capital securities relative to other creditors and to our shareholders in the event of liquidation or bankruptcy are expected to be substantially the same as if that holder held the corresponding assets of the Trust directly.

BOOK-ENTRY SYSTEM

The Depository Trust Company, which we refer to along with its successors in this capacity as “DTC,” will act as securities depositary for the capital securities. The capital securities will be issued only as fully registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One or more fully registered global security certificates, representing the total aggregate number of capital securities, will be issued and will be deposited with DTC and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below. At any time when the debentures may be held by persons other than the institutional trustee, one or more fully registered global security certificates, representing the total aggregate principal amount of debentures, will be issued and will be deposited with DTC and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in capital securities or debentures, so long as the corresponding securities are represented by global security certificates.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation, which, in turn, is owned by a number of direct participants of DTC and members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation and Emerging Markets Clearing Corporation, as well as by Nasdaq, the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, referred to as “indirect participants,” such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a direct or indirect custodial relationship with a direct participant. The rules applicable to DTC and its participants are on file with the SEC.

Purchases of securities under the DTC system must be made by or through direct participants, which will receive a credit for the securities on DTC’s records. The ownership interest of each beneficial owner of securities will be recorded on the direct or indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Under a book-entry format, holders may experience some delay in their receipt of payments, as such payments will be forwarded by the depositary to Cede & Co., as nominee for DTC. DTC will forward the payments to its participants, who will then forward them to indirect participants or holders. Beneficial owners of securities other than DTC or its nominees will not be recognized by the relevant registrar, transfer agent, paying agent or trustee as registered holders of the securities entitled to the benefits of the trust agreement and the guarantee or the indenture. Beneficial owners that are not participants will be permitted to exercise their rights only indirectly through and according to the procedures of participants and, if applicable, indirect participants.

To facilitate subsequent transfers, all securities deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities; DTC’s records reflect only the identity of the direct participants to whose accounts the securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of redemption notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. If less than all of the securities of any class are being redeemed, DTC will determine the amount of the interest of each direct participant to be redeemed in accordance with its then current procedures.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to any securities unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts securities are credited on the record date (identified in a listing attached to the omnibus proxy).

DTC may discontinue providing its services as securities depositary with respect to the capital securities at any time by giving reasonable notice to the issuer or its agent. Under these circumstances, in the event that a successor securities depositary is not obtained, certificates for the capital securities are required to be printed and delivered. We may decide to discontinue the use of the system of book-entry-only transfers through DTC (or a successor securities depositary). In that event, certificates for the capital securities will be printed and delivered to DTC.

As long as DTC or its nominee is the registered owner of the global security certificates, DTC or its nominee, as the case may be, will be considered the sole owner and holder of the global security certificates and all securities represented by these certificates for all purposes under the instruments governing the rights and obligations of holders of such securities. Except in the limited circumstances referred to above, owners of beneficial interests in global security certificates:

•	will not be entitled to have such global security certificates or the securities represented by these certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of securities certificates in exchange for beneficial interests in global security certificates; and

•

will not be considered to be owners or holders of the global security certificates or any securities represented by these certificates for any purpose under the instruments governing the rights and obligations of holders of such securities.

All redemption proceeds, distributions and dividend payments on the securities represented by the global security certificates and all transfers and deliveries of such securities will be made to DTC or its nominee, as the case may be, as the registered holder of the securities. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the issuer or its agent, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of that participant and not of DTC, the depositary, the issuer or any of their agents, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the issuer or its agent, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with DTC or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by DTC or its nominee, with respect to participants’ interests, or any participant, with respect to interests of persons held by the participant on their behalf. Payments, transfers, deliveries, exchanges, redemptions and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by DTC from time to time. None of AmericanWest Bancorporation, the Trust, the trustees of the Trust or any agent for AmericanWest Bancorporation or any of them, will have any responsibility or liability for any aspect of DTC’s or any direct or indirect participant’s records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of DTC’s records or any direct or indirect participant’s records relating to these beneficial ownership interests.

Although DTC has agreed to the foregoing procedures in order to facilitate transfer of interests in the global security certificates among participants, DTC is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither we nor the Trust will have any responsibility for the performance by DTC or its direct participants or indirect participants under the rules and procedures governing DTC.

Because DTC can act only on behalf of direct participants, who in turn act only on behalf of direct or indirect participants, and certain banks, trust companies and other persons approved by it, the ability of a beneficial owner of securities to pledge them to persons or entities that do not participate in the DTC system may be limited due to the unavailability of physical certificates for the securities.

DTC has advised us that it will take any action permitted to be taken by a registered holder of any securities under the trust agreement, the guarantee or the indenture, only at the direction of one or more participants to whose accounts with DTC the relevant securities are credited.

The information in this section concerning DTC and its book-entry system has been obtained from sources that we and the trustees of the Trust believe to be accurate, but we assume no responsibility for the accuracy thereof.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

In this section, we summarize certain of the material United States federal income tax consequences of purchasing, holding and selling the capital securities. Except where we state otherwise, this summary deals only with capital securities held as capital assets (as defined in the Internal Revenue Code of 1986, as amended (the “Code”)) by a U.S. Holder (as defined below) who purchases the capital securities at their original issuance.

We do not address all of the tax consequences that may be relevant to a U.S. Holder. We also do not address, except as stated below, any of the tax consequences to holders that are Non-U.S. Holders (as defined below) or to holders that may be subject to special tax treatment including banks, thrift institutions, real estate investment trusts, personal holding companies, insurance companies, and brokers, traders and dealers in securities or currencies. Further, we do not address:

•	the United States federal income tax consequences to stockholders in, or partners or beneficiaries of, an entity that is a holder of the capital securities;

•	the United States federal income tax consequences to a tax-exempt organization that is a holder of the capital securities;

•	the United States federal estate and gift or alternative minimum tax consequences of the purchase, ownership or sale of the capital securities;

•	persons who hold the capital securities in a “straddle” or as part of a “hedging,” “conversion” or “constructive sale” transaction or whose “functional currency” is not the United States dollar; or

•	any state, local or foreign tax consequences of the purchase, ownership and sale of capital securities.

A “U.S. Holder” is a capital securities holder who or which is:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate if its income is subject to United States federal income taxation regardless of its source; or

•

a trust if (1) a United States court can exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (2) the trust has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If a partnership holds the capital securities, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the capital securities should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the capital securities.

The debentures are a novel financial instrument, and there is no clear authority addressing their federal income tax treatment. We have not sought any rulings concerning the treatment of the debentures, and the opinion of our special tax counsel is not binding on the IRS. Investors should consult their tax advisors in determining the specific tax consequences and risks to them of purchasing, holding and disposing of the capital securities, including the application to their particular situation of the United States federal income tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

A “Non-U.S. Holder” is a capital securities holder other than a U.S. Holder or a partnership.

This summary is based on the Code, Treasury regulations (proposed and final) issued thereunder, and administrative and judicial interpretations thereof, all as they currently exist as of the date of this prospectus and all of which are subject to change (possibly with retroactive effect).

Classifications of the Debentures

In connection with the issuance of the debentures, Foster Pepper PLLC, tax counsel to us and the Trust, will render a legal opinion to the effect that under current law and assuming full compliance with the terms of the indenture, and other relevant documents, and based on certain facts and assumptions described in the opinion, the debentures that will be held by the Trust will be classified, for United States federal income tax purposes, as our indebtedness (although the matter is not free from doubt). The remainder of this discussion assumes that the debentures will not be recharacterized as other than our indebtedness (except where otherwise noted).

Classification of the Trust

In connection with the issuance of the capital securities, Foster Pepper PLLC will render a legal opinion to the effect that, under current law and assuming full compliance with the terms of the indenture and other relevant documents, and based on certain facts and assumptions described in the opinion, the Trust will be classified for United States federal income tax purposes as a grantor trust and will not be subject to tax as a partnership or as an association taxable as a corporation. Accordingly, for United States federal income tax purposes, you will generally be treated as the owner of an undivided interest in the assets of the trust, including the debentures. You will be required to include in ordinary income for United States federal income tax purposes your allocable share of interest (or original issue discount, if any) paid or accrued on the debentures.

Interest Income and Original Issue Discount

Under the Treasury regulations relating to original issue discount, or “OID”, a debt instrument will be deemed to be issued with OID if there is more than a “remote” contingency that periodic stated interest payments due on the instrument will not be timely paid. Because the exercise of our option to defer payments of stated interest on the debentures would prevent us from (i) declaring dividends, or engaging in certain other capital transactions, with respect to our capital stock, or (ii) making any payment of principal, interest or premium, if any, on, or to repay, repurchase or redeem any debt securities issued by us that rank equal with or junior to the debentures, we believe the likelihood that we would exercise our option is “remote” within the meaning of the Treasury regulations. For more information see “Description of the Junior Subordinated Debentures—Dividend and Other Payment Stoppages during Interest Deferral and under Certain Other Circumstances” above. As a result, we intend to take the position that the debentures will not be deemed to be issued with OID. Based on this position, stated interest payments on the debentures will be includible in your ordinary income at the time that such payments are received or accrued in accordance with your regular method of accounting. Because the Internal Revenue Service has not yet addressed the application of these Treasury regulations to the debentures’ interest deferral terms in any published rulings or other interpretations, it is possible that the Internal Revenue Service could take a position contrary to the position we have taken. In that event, the Internal Revenue Service may, for example, require you to include interest on the debentures in your taxable income as it accrues rather than when you receive payment even though you use the cash method of accounting for United States federal income tax purposes.

Exercise of Deferral Options

Under Treasury regulations, if we were to exercise our option to defer the payment of interest on the debentures, the debentures would be treated as redeemed and reissued for OID purposes, and the sum of the remaining interest payments on the debentures would be treated as OID. You would be required to accrue and include this OID in taxable income on an economic accrual basis (regardless of your method of accounting for United States federal income tax purposes) over the remaining term of the debentures (including any period of interest deferral), without regard to the timing of payments under the debentures. The amount of interest income includible in your taxable income would be determined based on the assumptions as of the date of the reissuance over the remaining term of the debentures and the actual receipt of future payments of stated interest on the debentures would no longer be separately reported as taxable income. The amount of OID that would accrue, in the aggregate, during the deferred interest payment period would be approximately equal to the amount of the cash payment due at the end of such period. Any OID included in income would increase your adjusted tax basis in your capital securities, and your actual receipt of cash interest payments would reduce your basis in the capital securities.

Sales of Capital Securities

If you sell your capital securities, you will recognize gain or loss in an amount equal to the difference between your adjusted tax basis in the capital securities and the amount realized from the sale (generally, your selling price less any amount received in respect of accrued but unpaid interest not previously included in your income). Your adjusted tax basis in the capital securities generally will equal (i) the initial purchase price that you paid for the capital securities plus (ii) any accrued and unpaid distributions that you were required to treat as OID, less any cash distributions received in respect of accrued OID. Gain or loss on the sale of capital securities generally will be capital gain or loss.

The capital securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest (or OID if the debentures are treated as having been issued or reissued with OID) relating to the underlying debentures. If you dispose of your capital securities, you will be required to include in ordinary income for United States federal income tax purposes any portion of the amount realized that is attributable to accrued but unpaid interest (including OID, if any) through the date of sale. This income inclusion will increase your adjusted tax basis in the capital securities but may not be reflected in the sale price. To the extent the sale price is less than your adjusted tax basis, you will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

Receipt of Debentures or Cash upon Liquidation of the Trust

If the trust is dissolved and we distribute the debentures on a pro rata basis to you, you will not be subject to tax. Rather, you would have an adjusted tax basis in the debentures received in the liquidation equal to the adjusted tax basis in your capital securities surrendered for the debentures. Your holding period for the debentures would include the period during which you had held the capital securities. If, however, the Trust is classified, for United States federal income tax purposes, as an association that is subject to tax as a corporation at the time of the liquidation, the distribution of the debentures would constitute a taxable event to you and you would acquire a new holding period in the debentures received.

If the debentures are redeemed for cash and the proceeds of the redemption are distributed to you in redemption of your capital securities, the redemption would be treated in the same manner as a sale of the capital securities, in which gain or loss would be recognized, as described above under “Sales of Capital Securities.”

Information Reporting and Back-Up Withholding

Generally, income on the capital securities will be reported to you on an Internal Revenue Service Form 1099, which should be mailed to you by January 31 following each calendar year. If you fail to supply your correct taxpayer identification number, under-report your tax liability or otherwise fail to comply with applicable United States information reporting or certification requirements, the Internal Revenue Service may require the institutional trustee or its agent to withhold federal income tax at the rate set by Section 3406 of the Code (currently 28%) from each interest payment. You will be permitted to credit any withheld tax against your federal income tax liability.

Non-U.S. Holders

Because, in the opinion of our tax counsel, the debentures will be classified as indebtedness of AmericanWest Bancorporation, under current United States federal income tax law, no withholding of United States federal income tax will apply to a payment on a capital security to a Non-U.S. Holder under the “Portfolio Interest Exemption,” provided that:

•	the Non-U.S. Holder does not actually or constructively own 10 percent or more of the total combined voting power of all classes of our stock entitled to vote;

•	the Non-U.S. Holder is not a controlled foreign corporation that is related directly or constructively to us through stock ownership; and

•

the Non-U.S. Holder satisfies the statement requirement by providing to the withholding agent, in accordance with specified procedures, a statement to the effect that holder is not a United States person (generally through the provision of a properly executed Form W-8BEN or, if the capital securities are held by a securities clearing organization, certain financial institutions that are not qualified intermediaries, foreign partnerships, foreign simple trusts or foreign grantor trusts, a Form W-8IMY along with copies of Form W-8BEN from the Non-U.S. Holders).

If a Non-U.S. Holder cannot satisfy the requirements of the Portfolio Interest Exemption described above, payments on the capital securities (including payments in respect of OID, if any, on the capital securities) made to a Non-U.S. Holder will be subject to a 30 percent United States federal withholding tax, unless that holder provides the withholding agent with a properly executed statement (i) claiming an exemption from or reduction of withholding under an applicable United States income tax treaty; or (ii) stating that the payment on the capital security is not subject to withholding tax because it is effectively connected with that holder’s conduct of a trade or business in the United States.

If a Non-U.S. Holder is engaged in a trade or business in the United States (or, if certain tax treaties apply, if the Non-U.S. Holder maintains a permanent establishment within the United States) and the interest on the capital securities is effectively connected with the conduct of that trade or business (or, if certain tax treaties apply, attributable to that permanent establishment), that Non-U.S. Holder will be subject to United States federal income tax on the interest on a net income basis in the same manner as if that Non-U.S. Holder were a U.S. Holder. To qualify for this exemption from withholding, the Non-U.S. Holder must provide us with a W-8ECI. In addition, a Non-U.S. Holder that is a foreign corporation that is engaged in a trade or business in the United States may be subject to a 30 percent (or, if certain tax treaties apply, those lower rates as provided) branch profits tax.

If, contrary to the opinion of our tax counsel, debentures held by the Trust were recharacterized as equity of AmericanWest Bancorporation, payments on the debentures would generally be subject to U.S. withholding tax imposed at a rate of 30 percent or such lower rate as might be provided for by an applicable income tax treaty unless the payments are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, in which case the preceding paragraph would apply to such payments.

A Non-U.S. Holder will generally not be subject to United States federal withholding or income tax on any gain realized upon the sale or other disposition of the capital securities. If, however, a Non-U.S. Holder holds the capital securities in connection with a trade or business conducted in the United States or, in the case of an individual, is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met, it may be subject to income tax on all income and gains recognized.

In general, backup withholding and information reporting will not apply to a distribution on a capital security to a Non-U.S. Holder, or to proceeds from the disposition of a capital security by a Non-U.S. Holder, in each case, if the holder certifies under penalties of perjury that it is a Non-U.S. Holder and neither we nor our paying agent has actual knowledge to the contrary or you otherwise establish an exemption. Any amounts withheld under the backup withholding rules will be allowed as a credit against the Non-U.S. Holder’s United States federal income tax liability provided the required information is timely furnished to the IRS. In general, if a capital security is not held through a qualified intermediary, the amount of payments made on that capital security, the name and address of the beneficial owner and the amount, if any, of tax withheld may be reported to the IRS.

THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE CAPITAL SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan to which Title I of the Employee Retirement Income Security Act of 1974, or “ERISA”, applies, or other arrangement that is subject to Title I of ERISA (a “plan”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the capital securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and other arrangements to which Section 4975 of the Code applies (also “plans”), from engaging in specified transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to such plan. We and the underwriters may be considered a party in interest or disqualified person with respect to a plan to the extent we, the underwriters or any of their respective affiliates are engaged in providing services to such plans. A violation of those “prohibited transaction” rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption. In addition, the fiduciary of a plan that engaged in a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

Employee benefit plans that are governmental plans, as defined in Section 3(32) of ERISA, certain church plans, as defined in Section 3(33) of ERISA, and foreign plans, as described in Section 4(b)(4) of ERISA, are not subject to the requirements of ERISA, or Section 4975 of the Code, but these plans may be subject to other laws that contain fiduciary and prohibited transaction provisions similar to those under Title I of ERISA and Section 4975 of the Code (“Similar Laws”).

Under a regulation (the “plan assets regulation”) issued by the U.S. Department of Labor and modified by Section 3(42) of ERISA, the assets of the trust would be deemed to be “plan assets” of a plan for purposes of ERISA and Section 4975 of the Code if a plan makes an “equity” investment in the trust and no exception were applicable under the plan assets regulation. An “equity interest” is defined under the plan assets regulation as any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features and specifically includes a beneficial interest in the trust.

Under an exception in the plan assets regulation, the assets of the trust would not be deemed to be “plan assets” of investing plans if the capital securities are publicly offered securities for purposes of the plan assets regulation. “Publicly offered securities” are securities which are widely held (i.e., owned by more than 100 investors independent of the issuer and of each other), freely transferable, and either (i) part of a class of securities registered under Section 12(b) or 12(g) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or (ii) sold as part of an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, and then timely registered under the Exchange Act. Although no assurance can be given, it is expected that the capital securities will be offered in a manner consistent with the requirements of the publicly-offered securities exception, and therefore that the assets of the trust will not constitute “plan assets” of an investing plan.

All of the common securities will be purchased and held by us. Even if the assets of the trust are not deemed to be “plan assets” of plans investing in the trust, specified transactions involving the trust could be deemed to constitute direct or indirect prohibited transactions under ERISA and Section 4975 of the Code regarding an investing plan. For example, if we were a party in interest with respect to an investing plan, either directly or by reason of the activities of one or more of its affiliates, sale of the capital securities by the trust to the plan could be prohibited by Section 406(a)(1) of ERISA and Section 4975(c)(1) of the Code, unless exemptive relief were available.

The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs,” that may provide exemptive relief for any direct or indirect prohibited transactions resulting from the purchase or holding of the capital securities. Those class exemptions are:

•	PTCE 96-23, for specified transactions determined by in-house asset managers;

•	PTCE 95-60, for specified transactions involving insurance company general accounts;

•	PTCE 91-38, for specified transactions involving bank collective investment funds;

•	PTCE 90-1, for specified transactions involving insurance company separate accounts; and

•	PTCE 84-14, for specified transactions determined by independent qualified professional asset managers.

In addition, Section 408(b)(17) of ERISA provides an exemption for transactions between a plan and a person who is a party in interest (other than a fiduciary who has or exercises any discretionary authority or control with respect to investment of the plan assets involved in the transaction or renders investment advice with respect thereto) solely by reason of providing services to the plan (or by reason of a relationship to such a service provider), if in connection with the transaction the plan receives no less, nor pays no more, than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA).

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the capital securities on behalf of or with “plan assets” of any plan or governmental, church or foreign plan consult with their counsel regarding the potential consequences of the investment and the availability of exemptive relief.

Each purchaser and holder of the capital securities or any interest in the capital securities will be deemed to have represented by its purchase or holding that either (i) it is not a plan or a governmental, church or foreign plan subject to Similar Laws, or a plan asset entity and it is not purchasing or holding such securities on behalf of or with “plan assets” or any such plan or governmental, church or foreign plan or (ii) its purchase and holding of capital securities will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation under any applicable Similar Laws.

Purchasers of capital securities have the exclusive responsibility for ensuring that their purchase and holding of the capital securities complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA or the Code (or in the case of a governmental, church or foreign plan, any Similar Law).

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement among us, the Trust and the underwriters, the underwriters have severally agreed to purchase from the Trust an aggregate of   ,            ,             capital securities in the amounts listed below opposite their respective names.

Number of Capital Securities
Underwriters
Sandler O’Neill & Partners, L.P.
Howe Barnes Hoefer & Arnett, Inc.

Total	, ,

Under the terms and conditions of the underwriting agreement, the underwriters have agreed to purchase and we have agreed to sell the numbers of capital securities set forth above. In the underwriting agreement, the obligations of the underwriters are subject to approval of certain legal matters by their counsel, including the authorization and the validity of the capital securities, and to other conditions contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

The Trust has granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 450,000 additional capital securities. If the underwriters purchase any of the additional capital securities under this option, each underwriter will be committed to purchase the additional shares in approximately the same proportion as allocated to them in the table above. The underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the capital securities being offered.

The table below shows the per capital security the total public offering price, underwriting commissions to be paid by us, and proceeds to the Trust.

	Per Capital Security		Total		Total with Exercise of Over-Allotment Option
Public offering price		$10.00
Proceeds, before expenses, to AmericanWest Capital Trust IV		$10.00	$	, ,	$	, ,
Underwriting commission	$		$	,	$	,
Proceeds, before expenses, to us	$		$	, ,	$	, ,

The expenses of the offering, not including the underwriting commission, are estimated at $            .

The capital securities are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the purchase agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and reject orders in whole or in part.

We and the Trust have agreed to indemnify the underwriters against several liabilities, including liabilities under the Securities Act of 1933. We have also agreed to reimburse the underwriters for certain out-of-pocket expenses, including reasonable legal fees and expenses

We expect that the capital securities will be listed on the Nasdaq Global Select Market. Even if so listed, neither we nor the underwriters can assure you as to the liquidity of the capital securities or that an active and liquid market will develop or, if developed, that the market will continue. The offering price and distribution rate have been determined by negotiations between the underwriters and us, and the offering price of the capital securities may not be indicative of the market price following the offering. The representatives of the underwriters will have no obligation to make a market in the capital securities, however, and they may cease market-making activities, if commenced, at any time.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•

Stabilizing transactions permit bids to purchase capital securities so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the capital securities while the offering is in progress.

•

Over-allotment transactions involve sales by the underwriters of capital securities in excess of the number of securities the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that it may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing securities in the open market.

•

Syndicate covering transactions involve purchases of capital securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market compared with the price at which they may purchase securities through exercise of the over-allotment option. If the underwriters sell more securities than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerning that after pricing there could be a downward pressure on the price of the securities in the open market that could adversely affect investors who purchase in this offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the capital securities originally sold by that syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the capital securities or preventing or retarding a decline in the market price of the capital securities. As a result, the price of capital securities in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the capital securities. These transactions, if commenced, may be discontinued at any time.

Because the Financial Industry Regulatory Authority may view the capital securities as interests in a direct participation program, the offer and sale of the capital securities is being made in compliance with the provisions of Rule 2810 under the NASD Conduct Rules.

Sandler O’Neill & Partners, L.P. or Howe Barnes Hoefer & Arnett, Inc. may provide to us in the future, fee-based services unrelated to this offering.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with respect to the capital securities offered under this prospectus with the SEC in accordance with the Securities Act, and the rules and regulations enacted under its authority. This prospectus, which is part of the registration statement, does not contain all the information included in the registration statement. Because some information is omitted, you should refer to the registration statement and its exhibits. For example, the descriptions in the prospectus regarding the contents of any agreement or other document are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. For copies of actual agreements or documents referred to in this prospectus, you should refer to the exhibits attached to the registration statement. You may review a copy of the registration statement, including the attached exhibits, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

You may obtain any of the documents incorporated by reference in this prospectus through our website, http://www.awbank.net/IR. In addition, you may request a copy of these filings and copies of the documents referenced herein, at no cost, by writing or telephoning us at the following address:

AmericanWest Bancorporation, 41 West Riverside Avenue, Suite 400, Spokane, Washington 99201, (509) 467-6993.

Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus is not part of this prospectus.

VALIDITY OF SECURITIES

Certain matters of Delaware law relating to the validity of the capital securities will be passed upon by Stevens & Lee P.C., special Delaware counsel for the Trust. The validity of the debentures and the guarantee will be passed upon for us by Foster Pepper LLP and for the underwriters by Graham & Dunn, P.C. Certain United States federal income taxation matters will be passed upon for us and the underwriters by Foster Pepper LLP.

EXPERTS

The consolidated financial statements and Report of Independent Registered Public Accounting Firm incorporated in this prospectus by reference from our 2007 Annual Report on Form 10-K have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in its reports. Such reports are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are “incorporating by reference” into this prospectus certain information we filed with the SEC, which means that we are disclosing important information to you by referring you to other documents that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus and prior to the termination of the offering covered by this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 4, 2008;

•	our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2008, filed with the SEC on May 6, 2008; and

•	our Current Reports on Form 8-K filed with the SEC on January 31, March 14, April 2, May 2 and May 6, 2008,

Any statement in a document incorporated or deemed to be incorporated by reference in this prospectus is deemed to be modified or superseded to the extent that a statement contained in this prospectus, or in any other document we subsequently file with the SEC, modifies and supersedes that statement. If any statement is modified or superseded, it does not constitute a part of this prospectus, except as modified or superseded.

Notwithstanding the above, information that is “furnished to” the SEC shall not be deemed “filed with” the SEC and shall not be deemed incorporated by reference into this prospectus or the registration statement of which this prospectus is a part.

INDEMNIFICATION OF DIRECTORS, OFFICERS AND CONTROLLING PERSONS

Sections 23B.08.500 through 23B.08.600 RCW of the Washington Business Corporations Act, or WBCA, contain specific provisions relating to indemnification of directors and officers of Washington corporations. In general, the statute provides that unless limited by the articles of incorporation (i) a corporation shall indemnify a director or officer who is wholly successful in the defense of a proceeding to which he or she is a party because of his or her status as such for reasonable expenses, and (ii) a corporation may indemnify a director or officer for reasonable expenses, if it is determined as provided in the statute that the director’s or officer’s actions met a certain standard of conduct, provided, however, that the corporation may not indemnify a director or officer who is liable to the corporation. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advance of expenses under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by resolution provide indemnification in addition to that provided by the statute, subject to certain conditions set forth in the statute.

Pursuant to our Bylaws, we will, to the fullest extent permitted by the WBCA, indemnify any person who was or is a party, or threatened to be made a party to any civil, criminal, administrative or investigative action, suit or proceeding (whether brought by or in the right of the Company or otherwise) by reason of the fact that he or she is or was a director or officer of the Company or a director or officer of another corporation at our request, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding; and the board may, at any time, approve indemnification of any other person which our board has power to indemnify under the WBCA.

We maintain one or more policies of insurance covering directors’ and officers’ liability in an insured amount of not less than $10 million. The insurance policies cover, among other things, claims asserted under federal and state securities laws and such other matters as are customary and appropriate for publicly traded companies operating in registrant’s industry.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

3,000,000 Capital Securities

AMERICANWEST CAPITAL TRUST IV

    .        % Capital Securities

(Liquidation Amount $10.00 Per

Capital Security)

Fully and Unconditionally

Guaranteed, to the Extent

Described in this Prospectus, by

AMERICANWEST BANCORPORATION

PROSPECTUS

SANDLER O’NEILL + PARTNERS, L.P.

HOWE BARNES HOEFER & ARNETT

                    , 2008

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following statement sets forth the estimated amounts of expense to be borne by the registrant in connection with the offering described in this Registration Statement:

Printing Fees	$15,000
Fees of Securities Registrar	5,000
Trustee’s Fees and Expenses	20,000
Accountant Fees and Expenses	55,000
Blue Sky Fees and Expenses	11,000
SEC Registration Fee	1,356
FINRA Filing Fee	3,950
Legal Fees and Expenses	150,000
Listing Fees and Expenses	30,000
Underwriters Reimbursable Expenses	200,000
Miscellaneous	25,000

Total	$516,306

Item 15.	Indemnification of Directors and Officers

Under the Washington Business Corporation Act (WBCA), a person who is made a party to a proceeding because such person is or was an officer or director of a corporation may be indemnified by the corporation against liability incurred by such person in connection with the proceeding if (1) the person’s conduct was in good faith and in a manner he or she reasonably believed was in the corporation’s best interest or at least not opposed to its best interests and (2) if the proceeding was a criminal proceeding, the person being indemnified had no reasonable cause to believe his or her conduct was unlawful. Indemnification is not permitted if the person was adjudged liable to the corporation in a proceeding by or in the right of the corporation, or if the person was adjudged liable on the basis that he or she improperly received a personal benefit. Unless the articles of incorporation provide otherwise, such indemnification is mandatory if the person seeking indemnification is wholly successful on the merits or otherwise, or if ordered by a court of competent jurisdiction.

Pursuant to our Bylaws, we will, to the fullest extent permitted by the WBCA, indemnify any person who was or is a party, or threatened to be made a party to any civil, criminal, administrative or investigative action, suit or proceeding (whether brought by or in the right of the Company or otherwise) by reason of the fact that he or she is or was a director or officer of the Company or a director or officer of another corporation at our request, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding; and the board may, at any time, approve indemnification of any other person which our board has power to indemnify under the WBCA.

We maintain one or more policies of insurance covering directors’ and officers’ liability in an insured amount of not less than $            million. The insurance policies cover, among other things, claims asserted under federal and state securities laws and such other matters as are customary and appropriate for publicly traded companies operating in registrant’s industry.

Item 16.	Exhibits

1.1		Form of Underwriting Agreement

4.1		Form of Indenture

4.2		Form of Guarantee Agreement

4.3		Form of Amended and Restated Declaration of Trust of AmericanWest Capital Trust IV

4.4		Certificate of Trust

4.5		Declaration of Trust

4.6		Form of Capital Securities Certificate (included as Exhibit A-1 to Exhibit 4.3)

4.7	*	Form of Junior Subordinated Debenture

5.1	*	Opinion of Foster Pepper LLP

5.2	*	Opinion of Stevens & Lee P.C.

8.1	*	Opinion of Foster Pepper PLLC, as to certain tax matters

12.1		Calculation of ratios of earnings to fixed charges

23.1		Consent of Moss Adams LLP, independent registered public accounting firm

23.2	*	Consent of Foster Pepper LLP

23.3	*	Consent of Stevens & Lee P.C.

23.4	*	Consent of Foster Pepper PLLC

24.1		Power of Attorney (included on signature page)

25.1		Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wilmington Trust Company, as trustee under the Indenture

25.2		Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wilmington Trust Company, as trustee under the Trust Agreement

25.3		Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wilmington Trust Company, as trustee under the Guarantee Agreement

*	To be filed by amendment.

Item 17.	Undertakings

The undersigned registrants hereby undertake that, for the purposes of determining any liability under the Securities Act, each filing of AmericanWest Bancorporation’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person, in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Spokane, State of Washington, on May 23, 2008.

AMERICANWEST BANCORPORATION

By:	/s/ ROBERT M. DAUGHERTY
Robert M. Daugherty, President and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below, hereby makes, constitutes and appoints Robert M. Daugherty, Patrick J. Rusnak and Jay B. Simmons, his true and lawful attorneys, each with full power to sign for such person and in such person’s name and capacity indicated below, with full power of substitution, any and all amendments, including post-effective amendments, to this registration statement, and to perform any acts necessary to file such amendments, with exhibits thereto and other documents in connection therewith, and each of the undersigned does hereby ratify and confirm his signature as it may be signed by his said attorney and agent to any and all such documents and all that said attorney and agent, or his substitute, shall do or cause to be done by virtue hereof.

Principal Executive Officer

By:	/s/ ROBERT M. DAUGHERTY	May 23, 2008
Robert M. Daugherty, President and Chief Executive Officer, Director

Principal Financial and Accounting Officer

By:	/s/ PATRICK J. RUSNAK	May 28, 2008
Patrick J. Rusnak, Executive Vice President and Chief Operating Officer

Remaining Directors

By:	/s/ DOUGLAS K. ANDERSON	May 22, 2008
Douglas K. Anderson, Director

By:	/s/ J. FRANK ARMIJO	May 27, 2008
J. Frank Armijo, Director

By:	/s/ KAY C. CARNES	May 22, 2008
Kay C. Carnes, Director

By:	/s/ CRAIG D. EERKES	May 22, 2008
Craig D. Eerkes, Director

By:	/s/ H. DON NORTON	May 22, 2008
H. Don Norton, Director

By:	/s/ DONALD H. SWARTZ	May 22, 2008
Donald H. Swartz, II, Director

By:	/s/ P. MIKE TAYLOR	May 22, 2008
P. Mike Taylor, Director

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on May 28, 2008.

AMERICANWEST CAPITAL TRUST IV

By:	AmericanWest Bancorporation, as Sponsor

	By:	/s/ PATRICK J. RUSNAK
Patrick J. Rusnak
Executive Vice President and Chief Operating Officer

II-4